Form 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company
Barrick Gold Corporation ("Barrick") BCE Place, Canada Trust Tower Suite 3700 161 Bay Street, P.O. Box 212 Toronto, ON M5J 2S1

1.2	Executive Officer

The following senior officer of Barrick is knowledgeable about the significant acquisition and this report:

Sybil E. Veenman Vice-President, Assistant General Counsel & Secretary (416) 307-7470

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Placer Dome Inc. ("Placer Dome") is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. Its major mining operations are located in Canada, the United States, Australia, Papua New Guinea, South Africa, Tanzania and Chile. Exploration work is carried out in the foregoing countries and elsewhere throughout the world. Placer Dome's principal product and source of earnings is gold, although it also produces significant quantities of copper and silver.

2.2	Date of Acquisition

January 19, 2006.

2.3	Consideration

Pursuant to Barrick's offer (the "Offer") to acquire all of the outstanding common shares (the "Shares") of Placer Dome, as set forth in Barrick's offer and circular dated November 10, 2005, as amended (the "Offer and Circular"), Barrick acquired beneficial ownership of 419,414,784 Shares representing approximately 94% of the outstanding Shares. Barrick intends to acquire all Shares not tendered to the Offer pursuant to a compulsory acquisition.

Barrick offered to acquire all of the Shares on the basis of, at the election of each holder, US$22.50 in cash (the "Cash Alternative") or 0.8269 of a common share of Barrick

("Barrick Common Share") plus US$0.05 in cash per Share (the "Share Alternative"), subject in each case to pro ration. Shareholders whose Shares are acquired pursuant to the compulsory acquisition also will be entitled to choose between the Cash Alternative and the Share Alternative, subject in each case to pro ration. The maximum amount of cash that will be paid by Barrick for all Shares acquired is US$1,343,630,601 and the maximum number of Barrick Common Shares that will be issued by Barrick for all Shares acquired is 333,183,451 Barrick Common Shares (subject to adjustment for fractional shares). Barrick paid approximately $1,164 million and issued approximately 304 million Barrick Common Shares for the approximately 94% of Placer Dome that it has acquired to date. Barrick drew down US$1 billion under its revolving credit facility to pay the cash component of the consideration. The balance of the cash component of the consideration for all of the Shares acquired will be paid from Barrick's available cash and cash equivalents.

2.4	Effect on Financial Position

Other than as disclosed below, Barrick does not have any current plans for material changes in its business affairs or the affairs of Placer Dome which may have a significant effect on Barrick's results of operations and financial position.

Integration of Placer Dome Operations

Barrick has begun to conduct a detailed review of Placer Dome and its assets, corporate structure, dividend policy, capitalization, hedge book, operations, policies, management and personnel to determine what changes would be desirable in light of such review and the circumstances which then exist. Barrick intends to integrate Placer Dome's operations into its own operations as soon as possible after Barrick has acquired 100% of the Shares.

Change in Composition of the Board of Directors of Barrick; Management of Placer Dome

Pursuant to a support agreement between Barrick and Placer Dome dated December 22, 2005, Barrick agreed to appoint three directors of Placer Dome to the Board of Directors of Barrick following completion of the Offer. On January 20, 2006, Peter W. Tomsett resigned as President and Chief Executive Officer of Placer Dome and Robert Franklin resigned as Chairman and Gregory Wilkins was appointed to such roles. Also on that date, nine members of Placer Dome's 12-person board of directors resigned and were replaced by seven nominees of Barrick, resulting in a board comprised of ten directors.

Sale of Certain Canadian Properties and Operations to Goldcorp Inc.

Pursuant to the provisions of a bid support and purchase agreement between Barrick and Goldcorp Inc. ("Goldcorp") dated October 30, 2005, Goldcorp has agreed to acquire all of Placer Dome's Canadian properties and operations (other than the offices in Vancouver and Toronto) (the "Goldcorp Transaction"), including all historic mining, reclamation and exploration properties, Placer Dome's interest in the La Coipa mine in Chile, 40% of Placer Dome's interest in the Pueblo Viejo project in the Dominican Republic, certain related assets and, at the option of Goldcorp, Barrick's shares in Agua de La Falda S.A, which includes Barrick's interest in the Jeronimo project. Goldcorp has also agreed to be responsible for all liabilities relating solely to these assets, including employment commitments and environmental, closure and reclamation liabilities. The Goldcorp Transaction will be effected following Barrick's acquisition of 100% of the Shares.

Following Barrick's acquisition of 100% of the Shares, Barrick intends to complete an amalgamation or wind-up that will allow Barrick to apply the tax cost ‘‘bump’’ provided for in paragraph 88(1)(d) of the Income Tax Act (Canada) to increase, to the extent permitted, the adjusted cost base of the shares of Placer Dome’s directly owned subsidiary corporations that Barrick will acquire on the amalgamation or winding-up.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Prior to the acquisition, Placer Dome was not an informed person, associate or affiliate of Barrick. Prior to Barrick's announcement of its intention to make the Offer, Ammar Al-Joundi, a senior officer of Barrick, Angus MacNaughton, a director of Barrick, and Steven Shapiro, a director of Barrick, held an aggregate of 20,160 Shares, all of which were tendered to the Offer and acquired by Barrick.

2.7	Date of Report

February 10, 2006.

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are included as schedules to this Business Acquisition Report:

Schedule A

(a)	compilation report on pro forma consolidated financial statements of Barrick dated January 4, 2006;

(b)	unaudited pro forma consolidated balance sheet as at September 30, 2005;

(c)	unaudited pro forma consolidated statement of income for the nine months ended September 30, 2005;

(d)	unaudited pro forma consolidated statement of income for the year ended December 31, 2004;

(e)	notes to unaudited pro forma consolidated financial statements for the nine months ended September 30, 2005 and the year ended December 31, 2004;

Schedule B

(f) audited consolidated financial statements of Placer Dome for the years ended December 31, 2004 and 2003; and

Schedule C

(g) unaudited interim consolidated financial statements of Placer Dome for the nine months ended September 30, 2005.

DATED at Toronto, Ontario this 10th day of February, 2006.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman Vice-President, Assistant General Counsel & Secretary

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included herein, including any information as to Barrick's future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. Barrick cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from Barrick’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which Barrick carries on business; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick’s Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

SCHEDULE A

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF BARRICK GOLD CORPORATION

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Barrick Gold Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Barrick Gold Corporation (‘‘Barrick’’) as at September 30, 2005 and unaudited pro forma consolidated income statements for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.
Compared the figures in the columns captioned “As reported — Barrick” to the unaudited consolidated financial statements of Barrick as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of Barrick for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned “As reported — Placer Dome” to the unaudited consolidated financial statements of Placer Dome Inc. as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of Placer Dome Inc. for the year ended December 31, 2004, respectively, and except for certain items that have been reclassified to conform with Barrick’s consolidated financial statement presentation, we found them to be in agreement.

3.	Made enquiries of certain officials of Barrick who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)
stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma purchase adjustments and the pro forma adjustments for the sale of certain operations to Goldcorp to the aggregate of the amounts in the columns captioned “As reported — Barrick” and “As reported — Placer Dome” as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the columns captioned “Pro Forma Consolidated Barrick” to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Toronto, Canada

January 4, 2006

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET(1)
As at September 30, 2005
(in millions of United States dollars)

	As reported		Pro Forma Purchase		Pro Forma Consolidated Barrick before sale of certain operations	Pro Forma Adjustments for sale of certain operations		Pro Forma
	Barrick	Placer Dome	Adjustments(2)	Note 2	to Goldcorp	to Goldcorp(3)	Note 2	Consolidated Barrick
ASSETS Current assets Cash and equivalents	$1,105	$935	$176	a	$2,216	$1,485	o	$2,357
						(1,344)	p
Restricted cash	—	153			153			153
Accounts receivable	50	133			183	(6)	n	177
Inventories	361	275			636	(26)	n	610
Other current assets	324	138			462			462
	1,840	1,634	176		3,650	109		3,759
Available for sale securities	71	26			97			97
Equity method investments	144	37			181	(32)	n	149
Property, plant and equipment	3,982	2,591			6,573	(215)	n	6,358
Capitalized mining costs	—	222	(222)	b	—			—
Other assets	753	631	(17)	c	1,367	(13)	n	1,354
Goodwill	—	454	(454)	d	—			—
Unallocated purchase price	—	—	8,285	e	8,285	(1,267)	q	7,018
Total assets	$6,790	$5,595	$7,768		$20,153	$(1,418)		18,735
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities Accounts payable	$421	$254	$25	f	$700	$(23)	n	$677
Short term debt	50	189	1,344	g	1,583	(1,344)	p	239
Other current liabilities	39	54			93			93
	510	497	1,369		2,376	(1,367)		1,009
Long-term debt	1,763	1,107			2,870			2,870
Other long-term obligations	565	554	838	h	1,957	(47)	n	1,910
Deferred income tax liabilities	148	237	—		385	(4)	n	381
Total liabilities	2,986	2,395	2,207		7,588	(1,418)		6,170
Shareholders’ equity Capital stock	4,218	2,525	176	a	12,979			12,979
			(2,701)	i
			8,761	j
Retained earnings (Deficit)	(455)	602	(602)	k	(455)			(455)
Accumulated other comprehensive income	41	3	(3)	l	41			41
Contributed Surplus	—	70	(70)	m	—			—
Total shareholders’ equity	3,804	3,200	5,561		12,565	—		12,565
Total liabilities and shareholders’ equity	$6,790	$5,595	$7,768		$20,153	$(1,418)		$18,735
___________________
(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the nine months ended September 30, 2005
(in millions of United States dollars, except per share data in dollars)

	As Reported		Pro Forma Purchase		Pro Forma Consolidated Barrick before sale of certain	Pro Forma Adjustments for sale of certain operations		Pro Forma
	Barrick	Placer Dome	Adjust-ments(2)	Note 2	operations to Goldcorp	to Goldcorp(3)	Note 2	Consolidated Barrick
Sales	$1,574	$1,439			$3,013	$(189)	u	$2,824
Costs and expenses
Cost of sales(4)	847	953			1,800	(133)	u	1,667
Amortization	298	195			493	(26)	u	467
Administration	53	48			101			101
Exploration, development and business development	95	121			216	(15)	u	201
Other expense	26	8			34			34
	1,319	1,325			2,644	(174)		2,470
Interest income	28	31	2	r	61			61
Equity in investees	(2)	4			2	(4)	u	(2)
Interest expense	(1)	(69)	(33)	s	(103)	34	s	(69)
Income before income taxes and other items	280	80	(31)		329	15		344
Income tax expense	(60)	(9)	12	t	(57)	(6)	w	(63)
Minority interest	—	1			1			1
Income before cumulative effect of changes in accounting principles	220	72	(19)		273	9		282
Cumulative effect of changes in accounting principles, net of tax	6	(14)			(8)			(8)
Net income	$226	$58	$(19)		$265	$9		$274
Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic and diluted	$0.41	$0.16						$0.33
Net income
Basic and diluted	$0.42	$0.13						$0.32
____________________

(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

(4)	Exclusive of amortization.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME(1)
For the year ended December 31, 2004
(in millions of United States dollars, except per share data in dollars)

	As Reported		Pro Forma Purchase		Pro Forma Consolidated Barrick before sale of certain	Pro Forma Adjustments for sale of certain operations		Pro Forma
	Barrick	Placer Dome	Adjust-ments(2)	Note 2	operations to Goldcorp	to Goldcorp(3)	Note 2	Consolidated Barrick
Sales	$1,932	$1,888	$		$3,820	$(241)	v	$3,579
Costs and expenses
Cost of sales(4)	1,071	1,149			2,220	(158)	v	2,062
Amortization	452	255			707	(38)	v	669
Administration	71	64			135			135
Exploration, development and business development	141	140			281	(27)	v	254
Other expense	158	81			239	(1)	v	238
	1,893	1,689			3,582	(224)		3,358
Interest income	25	22	3	r	50			50
Equity in investees	—	7			7	(7)	v	—
Interest expense	(19)	(77)	(22)	s	(118)	22	s	(96)
Income before income taxes and other items	45	151	(19)		177	(2)		175
Income tax recovery	203	130	8	t	341	1	x	342
Minority interest	—	(1)			(1)			(1)
Income before cumulative effect of changes in accounting principles	248	280	(11)		517	(1)		516
Cumulative effect of changes in accounting principles, net of tax	—	4	—		4			4
Net income	$248	$284	$(11)		$521	$(1)		$520
Earnings per share data:
Income before cumulative effect of changes in accounting principles
Basic	$0.47	$0.67						$0.60
Diluted	$0.46	$0.65						$0.60
Net income
Basic	$0.47	$0.68						$0.61
Diluted	$0.46	$0.67						$0.61
____________________
(1)	See accompanying notes to the unaudited pro forma consolidated financial statements.

(2)	Adjustments to reflect certain estimated effects of purchase accounting — see accompanying notes to the unaudited pro forma financial statements for details.

(3)	Adjustments to reflect the estimated effects of the sale of certain Placer Dome operations to Goldcorp.

(4)	Exclusive of amortization.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of presentation

This unaudited pro forma consolidated financial statement information has been prepared by management of Barrick, in accordance with United States generally accepted accounting principles (US GAAP), for illustrative purposes only to show the effect of the acquisition of Placer Dome by Barrick. The unaudited pro forma consolidated financial statement information assumes that Barrick will acquire all of Placer Dome’s outstanding shares and exchange any outstanding Placer Dome stock options for equivalent Barrick stock options. The unaudited pro forma consolidated financial statement information assumes that all in-the-money Placer Dome stock options will be exercised and included in the outstanding Placer Dome shares. Barrick has entered into an agreement with Goldcorp, that will result in the sale of certain operations and projects of Placer Dome, including the Canadian operations, the La Coipa mine and a 40% interest in the Pueblo Viejo project. Barrick will receive approximately $1,485 million in cash from Goldcorp for the sale of these operations (assuming no adjustments are required). These unaudited pro forma consolidated financial statements assume that there will be no tax consequences to Barrick for the sale of these operations to Goldcorp. The assumed effect of the sale of these operations to Goldcorp on the financial position and results of operations of Barrick has been reflected in this unaudited pro forma consolidated financial statement information.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer and subsequent sale of certain Placer Dome operations to Goldcorp will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information including Placer Dome transaction costs and amounts payable under change of control agreements to certain members of management that are estimated at a combined total of $88 million. The information prepared is only a summary.

The accounting policies used in the compilation of this unaudited pro forma consolidated financial statement information are those set out in Barrick’s audited consolidated financial statements for the year ended December 31, 2004 and unaudited interim consolidated financial statements for the nine-month period ended September 30, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Placer Dome accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation of the proposed acquisition of Placer Dome. In particular, Barrick adopted EITF 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry, effective January 1, 2005, whereas Placer Dome has not yet adopted EITF 04-6. Reliable information concerning the Placer Dome effect of applying EITF 04-6 in the unaudited pro forma consolidated financial statement information is not available, but the effects on the Placer Dome mines of adopting EIFT 04-6 could be significant.

The unaudited pro forma consolidated balance sheet as at September 30, 2005 has been prepared from the unaudited consolidated balance sheets of Barrick and Placer Dome as at September 30, 2005, after giving pro forma effect to the acquisition of Placer Dome and subsequent sale of certain Placer Dome operations to Goldcorp by Barrick as though it had occurred on September 30, 2005, based on the assumptions in notes 2 and 3. The pro forma adjustments relating to the Placer Dome operations that will be sold to Goldcorp have been calculated by management of Placer Dome, subject to discussion of the nature of such adjustments with management of Barrick.

The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 have been prepared from the unaudited statements of income for each of Barrick and Placer Dome for the nine months ended September 30, 2005 and the audited statements of income for each of Barrick and Placer Dome for the year ended December 31, 2004, after giving pro forma effect to the acquisition of Placer Dome by Barrick and subsequent sale of certain operations to Goldcorp as if both transactions had occurred on January 1, 2004, based on the assumptions in notes 2 and 3. The pro forma adjustments relating to the Placer Dome operations that will be sold to Goldcorp have been calculated by management of Placer Dome, subject to discussion of the nature and amount of such adjustments with management of Barrick.

The unaudited pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Barrick and Placer Dome for each of the nine-month periods ended September 30, 2005 and the year ended December 31, 2004, which are available from the sources described under “Documents Incorporated by Reference” in Section 11 of the Circular, in the case of Barrick, and under “Placer Dome” in Section 2 of the Circular, in the case of Placer Dome. Certain of Placer Dome’s assets, liabilities, income and expenses have been reclassified to conform with Barrick’s consolidated financial statement presentation.

Note 2 — Pro forma assumptions and adjustments

The proposed acquisition by Barrick of Placer Dome will be accounted for under US GAAP using the purchase method of accounting. The results of operations of Placer Dome will be included in the consolidated financial statements of Barrick from the date of acquisition. Certain adjustments have been reflected in this unaudited pro forma consolidated financial statement information to illustrate the effects of purchase accounting and to reflect the impact of the sale of certain Placer Dome operations to Goldcorp, where the impact could be reasonably estimated. After consummation of the proposed acquisition of Placer Dome, Barrick will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The actual amounts recorded on the acquisition will differ from the amounts recorded in this unaudited pro forma consolidated financial statement information.

On September 30, 2005, Placer Dome had certain convertible debt and stock options outstanding, which if converted/exercised would result in an increase in Placer Dome common shares outstanding by approximately 25.1 million shares. This unaudited pro forma financial statement information reflects the issuance by Placer Dome of approximately 12.5 million shares on exercise of in-the-money stock options of Placer Dome at September 30, 2005, but excludes the impact of 12.6 million potential shares that could theoretically be issued due to the conversion/exercise of Placer Dome’s convertible debt and other stock options.

For purposes of preparing the unaudited pro forma consolidated balance sheet, Barrick has made certain assumptions. The unaudited pro forma consolidated financial statement information assumes the completion of a business combination whereby 449.2 million shares of Placer Dome

 (including shares issued on exercise of in-the-money Placer Dome stock options) are acquired for total consideration of $10,130 million, comprising 322.8 million common shares of Barrick, and $1,344 million in cash. For the purpose of this unaudited pro forma financial statement information, Barrick has assumed that the maximum cash component of the Offer will be reached. The final amount of the cash portion of the consideration will depend on decisions relating to the exercise of options by holders of Placer Dome stock options, the conversion, if any, of Placer Dome’s convertible debentures, and elections made by shareholders of Placer Dome on acceptance of Barrick’s offer. The unaudited pro forma consolidated financial statement information assumes Barrick will receive cash proceeds of $1,485 million for the sale of certain operations under the agreement with Goldcorp. The actual amount received by Barrick from Goldcorp may differ as a result of final purchase price adjustments made in accordance with the agreement.

The measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on a Barrick common share price of $27.14, representing the average closing price on the New York Stock Exchange for the two days prior to and two days after the public announcement of Barrick’s notice of variation and extension of its proposed acquisition of Placer Dome.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will be as follows:

($ millions)
Value of 322.8 million Barrick common shares at $27.14 per share	$8,761
Cash	1,344
Transaction costs	25
Total purchase consideration	$10,130

Barrick has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Placer Dome’s assets and liabilities has been presented as “unallocated purchase price.” Upon consummation of the proposed acquisition of Placer Dome, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of property, plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated income statements of Barrick for periods after the date of acquisition. Barrick estimates that a $100 million adjustment to the carrying amount of property, plant and equipment of Placer Dome would result in a corresponding adjustment to amortization expense in the pro forma statement of income by approximately $4 million for the nine months ended September 30, 2005 and by approximately $6 million for the year ended December 31, 2004. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording Placer Dome’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on September 30, 2005:

(a)
An increase in cash and equivalents by $176 million with a corresponding increase in Placer Dome’s capital stock, to reflect the proceeds received by Placer Dome on exercise of 12.5 million in-the-money Placer Dome stock options.

(b)	A reduction in capitalized mining costs by $222 million to de-recognize this asset of Placer Dome, which will not be recorded as a separate identifiable asset on acquisition.

(c)	A reduction in other assets by $17 million to de-recognize deferred debt issue costs of Placer Dome that will not be recorded as a separate identifiable asset on acquisition.

(d)	The de-recognition of goodwill of $454 million that was recorded by Placer Dome for previous business combinations.

(e)	An adjustment of $8,285 million to reflect the unallocated purchase price.

(f)	An increase in accounts payable by $25 million to record estimated transaction costs relating to the acquisition of Placer Dome.

(g)	An increase in short-term debt by $1,344 million to reflect temporary financing by Barrick for the cash component of the Offer.

(h)	An increase in other long-term obligations by $838 million to record the estimated fair value of Placer Dome’s metal sales contracts at September 30, 2005.

(i)	A reduction in capital stock of $2,701 million to de-recognize Placer Dome’s historic capital stock (including the adjustment for the assumed exercise of in-the-money stock options).

(j)	An increase in capital stock by $8,761 million to record the value of common shares of Barrick issued in respect of the assumed share component of the Offer.

(k)	An adjustment of $602 million to de-recognize Placer Dome’s historic retained earnings.

(l)	An adjustment of $3 million to de-recognize Placer Dome’s historic accumulated other comprehensive income.

(m)	An adjustment of $70 million to de-recognize Placer Dome’s historic contributed surplus.

(n)	Adjustments to de-recognize the estimated carrying amount of the Placer Dome assets and liabilities included in the Placer Dome operations that will be sold to Goldcorp.

(o)	An increase in cash and equivalents by $1,485 million to record the assumed cash receipts by Barrick for the sale of the Placer Dome operations to Goldcorp.

(p)
A decrease in cash and equivalents by $1,344 million and a corresponding decrease in short-term debt to reflect the assumed repayment of the temporary financing used to fund the cash component of the Offer upon the receipt of the cash proceeds from Goldcorp relating to the sale of certain Placer Dome operations.

(q)	A reduction in the unallocated purchase price by $1,267 million to adjust for the unallocated purchase price relating to the sale of Placer Dome operations to Goldcorp.

Pro forma adjustments to consolidated statements of income

The unaudited pro forma consolidated statements of income reflect the following adjustments as if the acquisition of 100% of Placer Dome and subsequent sale of certain operations to Goldcorp had occurred on January 1, 2004:

(r)
An increase in interest income by $2 million for the nine months ended September 30, 2005 and by $3 million for the year ended December 31, 2004 to reflect interest income earned on the cash proceeds generated by the assumed exercise of Placer Dome stock options.

(s)
An increase in interest expense by $33 million for the nine months ended September 30, 2005 and by $22 million for the year ended December 31, 2004 to reflect the interest costs (net of amounts that would have been capitalized to Barrick development projects) relating to the cash component of the Offer which Barrick has assumed will be financed through temporary credit facilities. A decrease in interest expense by $34 million for the nine months ended September 30, 2005 and by $22 million for the year ended December 31, 2004 to reflect the assumed avoidance of interest on the temporary financing for the cash component of the Offer assuming the repayment of such financing from the receipt of cash proceeds from the sale of certain Placer Dome operations to Goldcorp.

(t)
A credit to tax expense of $12 million for the nine-months ended September 30, 2005 and $8 million for the year ended December 31, 2004 to reflect the tax effect of the pro forma purchase adjustments in (r) and (s).

(u)	Adjustments to de-recognize revenues and expenses for the nine-months ended September 30, 2005 relating to the Placer Dome operations that will be sold to Goldcorp.

(v)	Adjustments to de-recognize revenues and expenses for the year ended December 31, 2004 relating to Placer Dome operations that will be sold to Goldcorp.

(w)
Adjustments to de-recognize income tax expense for the operations that will be sold to Goldcorp for the nine months ended September 30, 2005 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.

(x)
Adjustment to de-recognize income tax expense for the operations that will be sold to Goldcorp for the year ended December 31, 2004 and to record the tax effect of other pro forma adjustments relating to the sale of certain Placer Dome operations to Goldcorp.

Note 3 — Pro forma earnings per share

A.	For the nine-month period ended September 30, 2005

(a)   Pro forma basic earnings per share

(millions of shares or US dollars, except per share data in dollars)
Actual weighted average number of Barrick common shares outstanding	535.2
Assumed number of Barrick common shares issued to Placer Dome shareholders	322.8
Pro forma weighted average number of Barrick common shares outstanding	858.0
Pro forma net income	$ 274
Pro forma earnings per share — basic	$ 0.32

(b)   Pro forma diluted earnings per share

(millions of shares or US dollars, except per share data in dollars)
Pro forma weighted average number of Barrick common shares outstanding	858.0
Dilutive effect of stock options	1.5
Pro forma weighted average number of Barrick common shares outstanding — diluted	859.5
Pro forma earnings per share — diluted	$0.32

B.	For the year ended December 31, 2004

(a)   Pro forma basic earnings per share

(millions of shares or US dollars, except per share data in dollars)
Actual weighted average number of Barrick common shares outstanding	533.1
Assumed number of Barrick common shares issued to Placer Dome Shareholders	322.8
Pro forma weighted average number of Barrick common shares outstanding	855.9
Pro forma net income	$520
Pro forma earnings per share — basic	$0.61

(b)   Pro forma diluted earnings per share

(millions of shares or US dollars, except per share data in dollars)
Pro forma weighted average number of Barrick common shares outstanding	855.9
Dilutive effect of stock options	1.3
Pro forma weighted average number of Barrick common shares outstanding — diluted	857.2
Pro forma earnings per share — diluted	$0.61

Schedule B

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Shareholders of Placer Dome Inc.:

We have audited the consolidated balance sheets of Placer Dome Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Placer Dome Inc. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2004, the Corporation changed its policies on accounting for deferred stripping and mineral rights. During 2003, the Corporation changed its policy on accounting for reclamation costs. During 2002, the Corporation changed its policy on accounting for depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs.

On February 23, 2005, we reported separately to the shareholders of Placer Dome Inc. on the financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
February 23, 2005                                                Chartered Accountants

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(millions of U.S. dollars, except share and per share amounts, U.S. GAAP)

	Years ended December 31
	2004 $	2003 $	2002 $
Sales (note 4)	1,888	1,763	1,209
Cost of sales	1,149	1,090	698
Depreciation and depletion (note 4(b))	255	267	187
Mine operating earnings (note 4(b))	484	406	324
General and administrative	64	51	40
Exploration	77	76	52
Resource development, technology and other	63	64	55
Write-downs of mining assets and restructuring costs(note 5)	20	-	-
Operating earnings	260	215	177
Non-hedge derivative gains (losses) (note 6)	(28)	46	3
Investment and other business income (loss) (note 7)	(11)	(3)	39
Interest and financing expense (note 14(c))	(77)	(65)	(66)
Earnings before taxes and other items	144	193	153
Income and resource tax recovery (provision) (note 8)	130	44	(34)
Equity in earnings of associates	7	7	5
Minority interests	(1)	2	-
Net earnings before the cumulative effect of changes in accounting policies	280	246	124
Changes in accounting policies (note 2)	4	(17)	(8)
Net earnings	284	229	116
Comprehensive income	304	244	114
Per common share
Net earnings before the cumulative effect of changes in accounting policies	0.67	0.60	0.35
Net earnings	0.68	0.56	0.33
Diluted net earnings	0.67	0.56	0.33
Dividends	0.10	0.10	0.10
Weighted average number of common shares outstanding (millions)
Basic	416.8	409.4	349.4
Diluted	430.8	411.3	350.4

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED BALANCE SHEETS
(millions of United States dollars, U.S. GAAP)
ASSETS

	December 31
	2004 $	2003 (restated-note 3(b)) $
Current assets Cash and cash equivalents	1,017	550
Short-term investments	14	9
Restricted cash (note 14(b))	122	32
Accounts receivable	138	131
Income and resource tax assets	97	17
Inventories (note 9)	248	244
	1,636	983
Investments (note 10)	50	51
Other assets (note 11)	173	168
Deferred commodity and currency sales contracts and derivatives	54	48
Income and resource tax assets (note 8(e))	400	230
Deferred stripping (note 12(c))	170	107
Property, plant and equipment (note 12)	2,607	2,544
Goodwill (notes 3 (b) and (c))	454	454
	5,544	4,585
 LIABILITIES AND SHAREHOLDERS’ EQUITY

	December 31
	2004 $	2003 (restated-note 3(b)) $
Current liabilities Accounts payable and accrued liabilities (note 13)	268	243
Income and resource tax liabilities	27	26
Short-term debt (note 14(b))	113	-
Current portion of long-term debt and capital leases (note 14)	45	10
	453	279
Long-term debt and capital leases (note 14)	1,109	1,179
Reclamation and post closure obligations (notes 2(c) and 18)	251	225
Deferred commodity and currency sales contract and derivatives (notes 3 (b) and (c))	223	209
Deferred credits and other liabilities (note 15)	79	78
Income and resource tax liabilities (note 8(e))	265	216
Commitments and contingencies (notes 17 and 18)
Shareholders’ equity Share capital (note 16)	2,522	2,023
Preferred shares - unlimited shares authorized, none issued Common shares - unlimited shares authorized, no par value, issued and outstanding 436,395,449 shares (2003 - 411,530,294 shares) Retained earnings	588	345
Accumulated other comprehensive loss	(15)	(35)
Contributed surplus	69	66
Total shareholders’ equity	3,164	2,399
	5,544	4,585
(See accompanying notes to consolidated financial statements)

/s/ Robert M. Franklin	/s/ Peter W. Tomsett
ROBERT M. FRANKLIN Director	PETER W. TOMSETT Director

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(millions of United States dollars, U.S. GAAP)

	2004 $	2003 $	2002 $
Common shares, opening	2,023	1,992	1,259
Issued in equity offering (note 16(a))	457	-	-
Exercise of options (note 16(a))	42	31	24
Issued in acquisition of AurionGold Limited (note 3(c))	-	-	709
Common shares, closing	2,522	2,023	1,992
Accumulated other comprehensive losses, opening	(35)	(50)	(48)
Unrealized gains on securities	-	6	5
Reclassification of cumulative translation adjustment to net earnings (note 7)	34	-	-
Unrealized gains on currency derivatives	10	25	2
Reclassification of currency derivatives to net earnings	(10)	-	-
Unrealized gains (losses) on copper derivatives	(24)	(12)	1
Reclassification of copper derivatives to net earnings	10	1	-
Minimum pension liability adjustment	-	(5)	(10)
Accumulated other comprehensive losses, closing	(15)	(35)	(50)
Contributed surplus, opening	66	60	57
Stock-based compensation	3	6	3
Contributed surplus	69	66	60
Retained earnings, opening	345	157	75
Net earnings	284	229	116
Common share dividends	(41)	(41)	(34)
Retained earnings, closing	588	345	157
Shareholders’ equity	3,164	2,399	2,159

(See accompanying notes to consolidated financial statements)

PLACER DOME INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(millions of United States dollars, U.S GAAP)

	Years ended December 31
	2004 $	2003 (restated-note 3(c)) $	2002 $
Operating activities Net earnings	284	229	116
Depreciation and depletion	255	267	187
Deferred stripping adjustments	(44)	(3)	17
Deferred income and resource taxes	(160)	(130)	8
Deferred reclamation	22	16	12
Equity earnings and dividends	1	7	10
Deferred commodity and currency sales contract and	(18)	(45)	(14)
derivatives Unrealized (gains) losses on derivatives	8	(44)	(11)
Write-downs of mining assets	16	-	-
Cumulative translation adjustment (note 7)	34	-	-
Changes in accounting policies	(4)	17	8
Other items, net	3	39	2
Cash from operations before change in non-cash operating working capital	397	353	335
Change in non-cash operating working capital (note 20(a))	(21)	(56)	(15)
Cash from operations	376	297	320
Investing activities Property, plant and equipment (note 12(b))	(340)	(213)	(127)
Purchase of East African Gold Mines Limited (note 3(b))	-	(253)	-
Purchase of AurionGold Limited (note 3(c))	-	-	(47)
Short-term investments	(5)	(2)	(1)
Disposition of assets and investments	13	13	17
Other, net	4	4	4
	(328)	(451)	(154)
Financing activities Short-term debt (note 14(b))	113	-	(2)
Restricted cash (note 14(b))	(110)	-	-
Long-term debt and capital leases Borrowings, net of issue costs	4	715	2
Repayments	(39)	(534)	(34)
Redemption of minority interest	-	(1)	(5)
Common shares issued, net of issue costs (note 16(a))	492	31	24
Dividends paid Common shares	(41)	(41)	(34)
Minority interests	-	(3)	(13)
	419	167	(62)
Increase in cash and cash equivalents	467	13	104
Cash and cash equivalents Beginning of year	550	537	433
End of year	1,017	550	537

(See accompanying notes to consolidated financial statements)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2003 and 2002
(all amounts are in millions of U.S. dollars,
except where otherwise indicated, U.S. GAAP)

1.	Nature of Operations and Summary of Significant Accounting Policies

Placer Dome Inc. (“the Corporation”), and subsidiary companies and joint ventures (collectively, “Placer Dome”) are engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold, Placer Dome’s primary product, is produced in Canada, the United States (“U.S.”), Australia, Papua New Guinea, South Africa, Tanzania and Chile, and sold to the world market. Placer Dome also produces and sells significant quantities of copper.

Placer Dome’s cash flow and profitability is dependent primarily on the quantity of metals produced, metal prices, operating costs, environmental costs, interest rates on borrowings and investments and discretionary expenditure levels including exploration, technology, resource development and general and administrative. Since Placer Dome operates internationally, exposure also arises from fluctuations in currency exchange rates, political risks and varying levels of taxation. While Placer Dome seeks to manage these risks, many of these factors are beyond its control.

The U.S. dollar is the principal currency of measure of all Placer Dome’s operations. The Corporation prepares and files its consolidated financial statements in U.S. dollars and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are prepared separately and filed with various Canadian regulatory authorities. Significant differences in the Corporation’s consolidated statement of net earnings between U.S. and Canadian GAAP are described in note 20(d) to these financial statements.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

Basis of Presentation
The consolidated financial statements include the accounts of the Corporation and its majority-owned subsidiaries and a proportionate share of the accounts of unincorporated joint ventures in which Placer Dome has an interest.

The following table sets forth the Corporation’s ownership of its mining interests:

	December 31
	2004	2003

Through majority owned subsidiaries Bald Mountain	100%	100%
Campbell	100%	100%
Golden Sunlight	100%	100%
Granny Smith	100%	100%
Henty	100%	100%
Kalgoorlie West	100%	100%
Kanowna Belle	100%	100%
Misima	80%	80%
North Mara (note 3(b))	100%	100%
Osborne	100%	100%
Zaldivar	100%	100%
As interests in unincorporated joint ventures Cortez	60%	60%
Musselwhite	68%	68%
Porcupine	51%	51%
Porgera	75%	75%
South Deep	50%	50%
Turquoise Ridge (note 3(a))	75%	75%
Equity Accounted for investment La Coipa	50%	50%

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Corporation’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Revenue Recognition
       Gold revenue is recognized in the accounts upon delivery when title passes.

Copper revenue is recognized on shipment of the product when title passes. Sales of copper concentrate are based on specific sales agreements and may be subject to adjustment upon final settlement following sales quotational periods. Such adjustments to revenue are recorded in the period of final settlement.

Gains and losses realized on forward sales contracts and certain derivative financial instruments used to mitigate metal price risk are recognized in sales revenue on the original designation date.

Derivatives and Hedging Activities
Placer Dome employs metals and currency contracts, including forward contracts, cap agreements and options to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on Placer

Dome’s future sales, and, in the case of purchased options, allow Placer Dome to benefit from higher precious metal and copper prices. Foreign currency derivative financial instruments, such as forward contracts and options, are used to manage the effects of exchange rate changes on foreign currency cost exposures.

Placer Dome follows U.S. Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and its companion policy SFAS 138 which establish accounting and reporting standards for derivative instruments.

Of Placer Dome’s metals program, the majority relate to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception, except in instances where Placer Dome, in accordance with the contractual agreements, chooses to deliver into the contracts prior to the initial delivery date and recognizes the gains and losses on delivery. Copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income (“OCI”) and subsequently reclassified to sales revenue on the contract forward date. All other metals financial instruments are recognized on the balance sheet at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

Foreign currency derivative contracts that are designated against specific operating costs or capital expenditures are accounted for as cash flow hedges with the change in fair values recorded each period in OCI and subsequently reclassified to cost of sales or property, plant and equipment on the contract expiry date. Foreign currency forward and option contracts used for managing non-specific foreign production cost exposures are recorded at fair value with the change in values recorded each period in earnings as non-hedge derivative gains (losses).

All other derivatives and hedging activities are in accordance with SFAS 133 which requires recognition of all derivative instruments on the balance sheet as either assets or liabilities with measurement at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the intent and nature of the derivative instruments and whether they qualify for hedge accounting as defined in SFAS 133.

Reclamation and Closure Costs
On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) - see note 2(c). SFAS 143 requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. This differs from the practice prior to 2003, and still in effect for non-environmental related closure costs, which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The estimates are based principally on legal and regulatory requirements. It is possible that Placer Dome’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

Foreign Currency Translation
Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of non-U.S. dollar monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

The cumulative translation adjustment (“CTA”) within Accumulated OCI relates to the CTA balance of the Corporation prior to its adoption of the U.S. dollar, in 1997, as the principal currency of measure for all operations.  Earnings adjustments to the CTA balance are recorded on the substantial disposition or liquidation of a mine property or investment.

Exploration and Development
Exploration costs are charged against earnings as incurred. Significant costs related to property acquisitions from business combinations including allocations for undeveloped mineral interests are capitalized until the viability of the mineral interest is determined.  When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are projected to be less than the carrying value of the property.  If no mineable ore body is discovered, capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized.

Capitalization of Financing Costs
Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance development and construction activities on properties that are not yet subject to depreciation or depletion.  Financing costs are charged against earnings from the time that mining operations commence.

Income and Resource Taxes
The provision for income and resource taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of certain assets and liabilities.  The Corporation records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Corporation recognizes the deferred tax assets and liabilities for the tax effects of such differences. Deferred withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and associates to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Net Earnings and Dividends per Common Share
The calculations of net earnings and dividends per common share are based upon the weighted average number of common shares of the Corporation outstanding each year. Where outstanding stock options dilute earnings per share, diluted earnings per share are calculated and disclosed.

Cash and Cash Equivalents
Cash and cash equivalents include short-term money market instruments which, on acquisition, have an original term to maturity of three months or less.

Investments
Short-term investments, all of which are categorized as available for sale, are carried at their respective quoted market values.

Investments in shares of incorporated companies, in which Placer Dome’s ownership is greater than 20% but no more than 50% are, where significant influence is present, accounted for by the equity method.

Investments in shares of other companies are classified as available-for-sale investments. Unrealized gains and losses on these investments are recorded in Accumulated OCI as a separate component of shareholders’ equity, unless the declines in market values are judged to be other than temporary in which case the losses are recognized in income in the period.

Inventories
Product inventories are valued at the lower of average production cost and net realizable value.

In-process inventories, including ore stockpiles, are valued at the lower of average production cost and net realizable value, after a reasonable allowance for further processing costs.

Materials and supplies are valued at the lower of average cost and replacement cost.

Property, Plant and Equipment
Property, plant and equipment, including costs associated with mineral properties under development, are carried at cost less depreciation and depletion.

Assets in use in commercial production are subject to depreciation and depletion over their estimated economic lives. For mineral properties, deferred development and buildings and machinery, the unit-of-production method is applied where the mine operating plan calls for production from well-defined mineral ore reserves. Where total mineral reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method is applied over the estimated life of each mine. For mobile and other equipment, the straight-line method is applied over the estimated lives of the assets.

Annually, or more frequently as circumstances require (such as a decrease in metal prices, an increase in operating costs, a decrease in mineral reserves or a change in foreign exchange rates), reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and non-operating property are calculated using estimated future production, sales prices (considering historical and current prices, price trends and related factors), operating and capital costs and reclamation costs. If it is determined that the future cash flows from a mine or non-operating property are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings.

The Corporation’s estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Corporation’s investments in mineral properties.

Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill represents a combination of the potential for the discovery of additional mineable ounces from properties or mining rights acquired in transactions, above and beyond those allocated specific values in the purchase price equation, and the potential for increased revenues as a result of higher realized gold prices either due to an appreciation in the price of gold or entering into derivative gold instruments relating to future production from the acquired properties. Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is assigned to assets acquired and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amounts of goodwill to determine whether events and circumstances indicate that such carrying amounts may no longer be recoverable. To accomplish this, the Corporation compares the fair values of the acquired reporting units to their carrying amounts. In line with its views as to what the goodwill represents, in determining the fair values of the reporting units the Corporation uses a combination of its internally prepared net asset values for the acquired reporting units and a long term average net asset value multiple based on information available from certain investment analysts who follow the Corporation. If the carrying value of the reporting units were to exceed their fair value, the Corporation would perform the second step of the impairment test. In the second step, the Corporation would compare the implied fair value of the reporting units’ goodwill to their carrying amount and any excess would be written down.

Pension Plans
Placer Dome has both defined contribution and defined benefit pension plans. The costs of defined contribution pension plans, representing Placer Dome’s required contribution, and the costs of defined benefit pension plans, determined based on the actuarial present value of expected future benefits attributed to the period, are charged to earnings in the period. Adjustments arising from plan amendments, experience gains and losses and changes in actuarial assumptions are amortized to earnings over the expected average remaining service lives of the respective employee groups.

Recent Accounting Pronouncements
In accordance with the provisions of SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”), Placer Dome applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, as was permitted under SFAS 123, is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

As permitted by SFAS 123, the Corporation currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method, except for those stock options granted to personnel at joint ventures and Canadian dollar denominated stock options granted to non-Canadian employees. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on the Corporation’s statement of earnings, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 16(c) to these consolidated financial statements.

The Emerging Issues Task Force (“EITF”) of the FASB is currently discussing stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

Reclassifications
Certain comparative figures for 2003 and 2002 have been reclassified to conform with the 2004 presentation.

2.	Changes in accounting policies

(a)
During the second quarter of 2004, Place Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred mining costs incurred related to the removal of waste rock at open pit mines (commonly referred to as “stripping costs”) to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping on its consolidated balance sheet relating to its share of the assets and liabilities of the Cortez Joint Venture. This change was made as a result of deliberations by the Financial Statement Accounting Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its July 1, 2004 meeting whose views were expressed that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

Stripping costs are generally capitalized under deferred stripping. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. Stripping costs are included in the carrying amount of the Corporation’s mining properties for the purpose of assessing whether any impairment has occurred. The EITF is continuing its discussion regarding the accounting treatment for stripping costs for mining operations. Should the EITF reach a consensus, Placer Dome may be required to make further changes to its related accounting policies.

(b)
During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome has ceased amortization of the excess of the carrying over the residual values of these assets and accounts for them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2003, it would have increased Placer Dome’s earnings on a pre and after tax basis in the following periods: for 2003 by $10 million ($0.02 per share) and $7 million ($0.02 per share), respectively, and for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

Purchased undeveloped mineral interests are acquired mineral rights. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable mineral reserves that are proximate to proven and probable mineral reserves and within the immediate mine structure; or (ii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and are comprised mainly of material outside of the immediate mine area. Placer Dome’s mineral rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. Placer Dome has the ability and intent to renew mineral rights where the existing term is not sufficient to recover all identified and valued proven and probable mineral reserves and/or undeveloped mineral interests.

(c)
On January 1, 2003, Placer Dome adopted SFAS 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $32 million with a one time after-tax charge to net earnings, recorded in the first quarter of 2003, of $17 million ($0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase Property, plant and equipment by $9 million and increase Deferred credits and other liabilities by $33 million with a one time after-tax charge to net earnings of $18 million ($0.04 per share).

(d)
During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. Previously, certain mining operations had included future cost estimates and associated reserves in their depreciation calculations. This change was made to remove the inherent uncertainty in estimating future mining and development costs in arriving at depreciation and depletion rates. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by $8 million ($0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by $7 million ($0.02 per share). The above items combined to decrease net earnings by $1 million in 2002.

3.	Business Acquisitions and Joint Ventures

(a)
Effective December 23, 2003, Placer Dome and Newmont Mining Corporation (“Newmont”) formed the Turquoise Ridge Joint Venture. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence. Placer Dome owns 75% of the joint venture and is the operator. Newmont acquired a 25% ownership position in the Turquoise Ridge Joint Venture. The 2% net smelter return royalty of Placer Dome to Newmont which existed prior to the formation of the joint venture has been eliminated. Under an ore sale agreement, Newmont purchases up to approximately 1,800 tonnes per day of joint venture ore and processes it at cost at its nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The Turquoise Ridge Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated.

(b)
On July 23, 2003, the Corporation completed the acquisition of 100% of the shares of East African Gold Mines Limited (“East African Gold”). The purchase price for the acquisition totalled $255 million, comprised of $252 million in cash and approximately $3 million in direct costs incurred by Placer Dome. In addition to this $3 million, East African Gold accrued in its pre acquisition results charges relating to the transaction totalling approximately $7 million. A portion of the purchase price was paid from cash and short term investments with the majority of the purchase price initially being financed. In addition to this consideration, the acquisition included East African Gold’s loan for project financing (see note 14) of $43 million at the date of acquisition. The transaction provided Placer Dome with the North Mara open pit gold mine in Northern Tanzania and surrounding land packages. The results of operations of East African Gold have been included in the accompanying financial statements since July 23, 2003.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the second quarter of 2004, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of East African Gold (in millions, except per share data):

Cash consideration	$252
Plus - Direct acquisition costs incurred by Placer Dome	3
Total purchase price	255
Plus - Fair value of liabilities assumed by Placer Dome
Current liabilities	13
Debt	44
Derivative instrument liabilities	53
Other non-current liabilities	4
Less-Fair value of assets acquired by Placer Dome
Cash	2
Other current assets	21
Mineral properties and mine development	86
Mine plant and equipment	69
Purchased undeveloped mineral interests	146
Deferred tax asset	21
Residual purchase price allocated to goodwill	24

In addition to the asset allocations noted above, an additional $97 million of assets were recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes” (“SFAS 109”). This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

With the finalization of the purchase price allocation there were several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation. Accordingly, Placer Dome’s December 31, 2003 consolidated balance sheet has been restated to reflect these changes. In particular, the allocation of value for purchased undeveloped mineral interests has increased by $93 million (including $28 million for the tax gross-up) while the allocation to mineral properties, mine development has decreased by $6 million (including $2 million for the tax gross-up) and the deferred tax liability has increased by $26 million for the tax gross-up. The residual goodwill amount has also decreased by $61 million to $24 million. Net earnings for 2003 and the first quarter of 2004 were not re-stated as the effect on the post acquisition period in those years was not material. The key factors that gave rise to the changes were anticipated increased processing capacity, partially offset by increased environmental and sustainability.

(c)
In the fourth quarter of 2002, the Corporation acquired all of the outstanding shares of the Australian gold producer AurionGold Limited (“AurionGold”). Consideration paid for the AurionGold shares was 17.5 Placer Dome shares for every 100 AurionGold shares and a cash payment of A$0.35 per AurionGold share (reduced for subsequent cash dividend payments from AurionGold to A$0.28 and A$0.18 per AurionGold share). The purchase price for the acquisition totalled $785 million, comprised of 78 million Placer Dome shares, $63 million in cash and approximately $13 million in direct costs incurred by Placer Dome. In addition to this $13 million, AurionGold accrued in its pre acquisition results charges totalling $7 million for severance and office closure costs bringing the total direct costs to $20 million. The average value of Placer Dome shares was $9.09 per share based on the Placer Dome share price on the date the AurionGold shares were tendered.

The acquisition increased Placer Dome’s ownership in the Granny Smith and Porgera gold mines from 60% and 50% to 100% and 75% respectively and included the Kanowna Belle, Paddington and

Kundana mills and related gold mines as well as the Henty gold mine in Australia. It also provided significant land positions within the prospective Kalgoorlie and Laverton regions of Western Australia. It has added significant ounces of gold to Placer Dome’s annual production and resulted in synergies, through rationalization of corporate overhead and exploration programs, reductions in procurement costs, financing costs and income taxes and other operational costs.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. During the fourth quarter of 2003, Placer Dome finalized the purchase price equation. The following reflects the final purchase price allocation for the acquisition of 100% of AurionGold (in millions, except per share data):

Common shares of Placer Dome issued to AurionGold shareholders	78
Value of Placer Dome common stock per share	$9.09
Fair value of Placer Dome common stock issued	709
Plus - Cash consideration	63
Plus - Direct acquisition costs incurred by Placer Dome	13
Total Purchase Price	785
Plus-Fair value of liabilities assumed by Placer Dome Current liabilities	45
Long-term debt	136
Derivative instrument liabilities	225
Other non-current liabilities	50
Less-Fair value of assets acquired by Placer Dome Cash	29
Other current assets	61
Mineral properties and mine development	201
Mine plant and equipment	138
Purchased undeveloped mineral interests	258
Deferred tax asset	85
Other long-term assets	39
Residual purchase price allocated to goodwill	430

As part of the purchase of AurionGold, Placer Dome acquired identifiable tangible assets, other than goodwill, of $258 million, primarily for undeveloped mineral interests.

In addition to the asset allocations noted above, an additional $87 million of assets were recorded as a result of the gross-up requirement of SFAS 109. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(d)
Effective July 1, 2002, Placer Dome (CLA) Limited (“PDCLA”), a wholly-owned subsidiary of Placer Dome, and Kinross Gold Corporation (“Kinross”) formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, and the Kinross operations consisting of the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest. The allocation of the net book value of the proportionate share of the assets contributed to the joint venture by PDCLA ($24 million) to the proportionate share of the assets acquired, has been to the operating and exploration assets contributed by Kinross ($33 million) with an offsetting provision for reclamation liabilities ($9 million). The Porcupine Joint Venture is an unincorporated joint venture, and as such is proportionately consolidated by Placer Dome in these financial statements.

4.	Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)     Product segments

	Sales by metal
	Years ended December 31
	2004 $	2003 $	2002 $
Gold	1,393	1,440	916
Copper	491	318	289
Other	4	5	4
	1,888	1,763	1,209

(b)	Segment operating earnings (loss)

	Years ended December 31
	Sales(i)			Depreciation and Depletion			Mine Operating Earnings (ii)
	2004 $	2003 $	2002 $	2004 $	2003 $	2002 $	2004 $	2003 $	2002 $
Canada
Campbell	88	69	60	14	10	12	14	21	12
Dome (iii)	-	-	38	-	-	10	-	-	(3)
Porcupine(iii)	85	56	27	12	12	5	20	22	2
Musselwhite	68	87	44	12	12	10	10	4	1
	241	212	169	38	34	37	44	47	12
United States
Bald Mountain	19	35	54	1	4	7	2	8	19
Cortez	251	228	197	21	23	25	125	114	86
Golden Sunlight(viii)	2	90	34	-	2	3	1	52	-
Turquoise Ridge(iv)	44	28	11	1	-	-	(1)	8	2
	316	381	296	23	29	35	127	182	107
Australia
Granny Smith(vi)	113	104	99	23	19	11	(10)	11	46
Henty(v)	58	35	3	15	10	1	17	3	(1)
Kalgoorlie West (v)	114	143	18	21	36	7	(1)	(4)	(2)
Kanowna Belle (v)	99	101	17	14	19	7	22	21	1
Osborne	115	68	68	10	10	12	30	4	10
	499	451	205	83	94	38	58	35	54
Papua New Guinea
Misima(ix)	23	47	48	-	3	1	6	4	14
Porgera(vi)	310	239	118	23	28	18	126	42	10
	333	286	166	23	31	19	132	46	24
South Africa
South Deep	87	80	60	9	9	8	(5)	4	13
Tanzani
North Mara (vii)	83	37	n/a	11	9	n/a	25	7	n/a
Chile
Zaldivar	449	267	230	49	47	44	229	56	42
Metal hedging	(120)	49	83	-	-	-	(120)	49	83
Currency hedging	-	-	-	-	-	-	15	-	-
Amortization of tax gross up (x)	-	-	-	13	9	3	(13)	(9)	(3)
Stock-based compensation	-	-	-	-	-	-	(3)	(5)	(4)
Other	-	-	-	6	5	3	(5)	(6)	(4)
	1,888	1,763	1,209	255	267	187	484	406	324

(i)
Of the metal sales from mines located in Canada for the years 2004, 2003 and 2002, $49 million, $62 million and $136 million, respectively, were domestic sales, and $192 million, $150 million and $33 million, respectively, were export sales to international bullion banks. All other sales were primarily to international bullion banks.

(ii)	Excluded from mine operating earnings, however included in equity in earnings of associates is $15 million (2003 - $10 million; 2002 - $1 million) for mine operating earnings related to La Coipa Mine.

(iii)	Results include 100% of Dome Mine’s operating results up to June 30, 2002 and 51% of Porcupine Joint Venture operating results from July 1, 2002 on (see note 3(d)).
(iv)	Results from Turquoise Ridge relate to third party ore sales. Results include 100% of Turquoise Ridge’s operations up to December 23, 2003 and 75% thereafter (see note 3(a)).
(v)	Results include 100% of the mine operations of AurionGold from November 1, 2002 (see note 3(c)).
(vi)	Results include 60% of Granny Smith Mine’s and 50% of Porgera Mine’s operations up to October 31, 2002 and 100% and 75%, respectively, thereafter (see note 3(c)).
(vii)	Results include 100% of the operations of the North Mara mine in Tanzania from July 23, 2003 (see note 3(b)).
(viii)	Production from Golden Sunlight was temporarily suspended in December 2003 and will recommence in January 2005 when ore is delivered to the mill from stages 5B and 2B.
(ix)	Processing of ore ceased at Misima in May 2004.
(x)
Pursuant to SFAS 109 - Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, the Corporation grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. Balance includes $6 million (2003 - $5 million, 2002 - $1 million) for Porgera, $3 million (2003 - $1 million, 2002 - nil) for North Mara, $1 million (2003 - $2 million, 2002 $1 million) for Kalgoorlie West, $1 million (2003 and 2002 $1 million each) for Zaldivar, and $1 million (nil in 2003 and 2002) for each of Kanowna Belle and Henty.

5.	Write-downs of Mining Assets and Restructuring Costs

In 2004, a write-down of certain mining assets, primarily at its Zaldivar operations, and restructuring charges totalled $20 million ($14 million after-tax). Various mining assets became obsolete, primarily as a result of technological changes, resulting in an impairment of $16 million. Restructuring charges of $4 million were incurred, primarily related to South Deep mine where there was a restructuring and reduction of mine management and a reduction in the work force.

Annually, or more frequently as circumstances require, the Corporation performs property evaluations to assess the recoverability of its mining properties and investments. Mine asset impairment analyses were performed using a long-term gold price of $375/oz in 2004, $350/oz. in 2003, and $300/oz. in 2002. In 2004, aside from the mining assets discussed above, 2003 and 2002, the Corporation determined that no write-downs of the carrying values of mining properties and investments were required.

6.	Non-hedge Derivative Gains (Losses)

Details of non-hedge derivative gains (losses) are as follows:

	Years ended December 31
	2004 $	2003 $	2002 $
Realized non-hedge derivative gains (losses) Currencies	1	7	(8)
Metals	(20)	(5)	-
Unrealized non-hedge derivative gains (losses) (i) Currencies	3	32	24
Metals	(12)	12	(13)
	(28)	46	3

(i)	See note 17 for additional disclosure related to Placer Dome’s derivative program.

7.	Investment and Other Business Income (Loss)

Investment and other income (loss) comprises the following:

	Years ended December 31
	2004 $	2003 $	2002 $
Interest income	17	6	10
Gains on sales of investments and assets	6	-	9
Interest income on sale of water rights (i)	5	6	6
Foreign exchange losses	(11)	(24)	(2)
Cumulative translation adjustment recognized on the closure of Misima	(34)	-	-
Dividend income(ii)	-	-	5
Loss on redemption of preferred securities	-	(5)	-
Other	6	14	11
	(11)	(3)	39

(i)
In December 2000, Compania Minera Zaldivar (“CMZ”) completed the sale of some of its water rights for a sum of $135 million receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million ($49 million after tax) and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

(ii)	Represents dividends received from AurionGold prior to obtaining control on October 22, 2002 (see note 3(c)).

8.	Income and Resource Taxes

(a)	Details of income and resource tax provision (recovery) related to operations are as follows:

	Years ended December 31
	2004 $	2003 $	2002 $
Income taxes Current Canada	12	29	8
Foreign	36	32	17
Deferred Canada	(128)	(76)	(29)
Foreign	(11)	(67)	36
	(91)	(82)	32
Mining taxes - Canada Current	(18)	21	1
Deferred	(21)	17	1
	(39)	38	2
	(130)	(44)	34

(b)	The provision (recovery) for income taxes is based on pre-tax earnings before minority interests, equity in earnings of associates and cumulative effect of change in accounting policy as follows:

	Years ended December 31
	2004 $	2003 $	2002 $
Canada	(232)	(120)	(53)
Foreign	376	313	206
	144	193	153

(c)	The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	Years ended December 31
	2004	2003	2002
Combined basic statutory tax rate (i)	35.6%	37.6%	39.6%
Non-taxable portion of investment gains	-	-	(0.9)
Expenses not deductible for income tax purposes(ii)	1.4	4.8	6.5
Mining and other resource taxes	(44.2)	17.3	1.0
Resource allowance	(3.6)	(2.8)	(2.9)
Depletion	(8.5)	(8.7)	(8.4)
Capital allowance	(18.9)	(11.1)	(6.9)
Foreign earnings subject to different tax rates (iii)	(3.8)	(7.1)	(26.5)
Change in valuation allowance (note 8(e))	45.0	(77.3)	(81.6)
Foreign exchange	(73.6)	25.0	10.9
Losses expired	3.4	-	78.6
Tax contingencies (other than Ontario Mining Tax) resolved in favour of Placer Dome	(11.2)	(3.6)	(6.6)
Other	(11.9)	3.1	19.4
Effective tax rate	(90.3%)	(22.8%)	22.2%

(i)	Canadian federal income tax rate and weighted average of Canadian provincial income tax rates, including surtaxes.
(ii)	Comprising primarily non-deductible depreciation, amortization and depletion and non-deductible exploration expenditures.
(iii)	After taking into account applicable withholding taxes.

(d)
Deferred income and resource taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The sources of temporary differences in operations and the related deferred income tax amounts are as follows:

	Years ended December 31
	2004 $	2003 $	2002 $
Depreciation and amortization	(36)	(31)	(23)
Exploration and development	-	(45)	(8)
Tax losses	75	(70)	(7)
Foreign exchange	(96)	9	21
Changes in Canadian tax law	(57)	19	4
Accrued withholding tax	(6)	2	4
Other	(40)	(10)	17
	(160)	(126)	8

(e)	Components of deferred income and resource tax assets and liabilities comprise:

	December 31
	2004 $	2003 $
Deferred income and resource tax assets Tax losses and credits	297	379
Other (i)	712	538
Valuation allowance	(105)	(40)
	904	877
Deferred income and resource tax liabilities
Capital assets	516	416
Other	214	436
	730	852
Net deferred tax asset / (liability)	174	25

(i)
Other deferred income and resource tax assets include the deductible temporary differences related to exploration, development and fixed assets. Some of these deferred tax assets are netted with deferred tax liabilities for purposes of the balance sheet disclosure below.

 Net deferred tax asset / (liability) consists of:

	December 31
	2004 $	2003 $
Current deferred tax assets	45	12
Long-term deferred income and resource tax assets	400	230
Current deferred tax liabilities	(6)	(1)
Long-term deferred income and resource tax liabilities	(265)	(216)
	174	25

During 2004 the Australian deferred tax asset increased by $117 million resulting from a number of factors including the tax impacts from the strengthening Australian dollar. This increase in the deferred tax asset was partially offset by a valuation allowance of $52 million for a net 2004 recognition of a non-cash tax recovery of $65 million. The net increase in the Australian deferred tax asset reflects a more positive operational outlook in Australia, including an improved gold price environment.

In South Africa the deferred tax asset increased by $17 million during 2004 resulting from a number of factors including foreign exchange and the capital allowance. A valuation allowance was recorded against this increase due to management’s view that given the current rand to U.S. dollar exchange rate that it is probable that the additional deferred tax asset would not be utilized.

At December 31, 2002, Placer Dome had a deferred tax asset of $165 million for tax benefits relating to its U.S. operations. At that time, a full valuation allowance had been set up against the asset. During the second and fourth quarters of 2003, Placer Dome recognized a $111 million non-

cash tax asset with respect to previously unrecorded tax benefits related to its U.S. operations, an amount that was estimated more likely than not to be realized beyond 2003. The recognition reflected a more positive outlook for Placer Dome’s U.S. operations including an improved gold price environment. Pursuant to this, a non-cash credit of $111 million to Income and resource tax recovery (provision) was recorded in the statement of earnings during the second and fourth quarters of 2003. In accordance with the provisions of Statement of Accounting Standards No. 109 “Accounting for Income Taxes”, Placer Dome did not record tax expense on earnings from its United States operations for the remainder of 2003, other than Alternative Minimum Taxes payable with respect to the period.

(f)	Loss and tax credit carryforwards are as follows as at December 31, 2004.

Country	Category	2004 $	Expiry
Australia	Operating losses (i)	263	n/a
Canada	Non-capital losses	219	2005-2014
	Net capital losses (ii)	41	n/a
	Investment tax credit	4	2009-2014
Chile	Operating losses	215	n/a
South Africa	Non-capital losses(iii)	117	n/a
Tanzania	Non-capital losses	3	n/a
United States	Operating - Regular tax	54	2021-2024
	Operating - Alternative minimum tax	103	2021-2024
	Alternative minimum tax credits	22	n/a
Other	Operating losses	70	2005-2013

(i)	A valuation allowance has been provided on $52 million of deferred taxes relating to Australian operating losses.
(ii)	A valuation allowance has been provided on $15 million of deferred taxes relating to Canadian net capital losses.
(iii)	A valuation allowance has been provided on $16 million of deferred taxes relating to South Africa non-capital losses.

(g)
Internal financing arrangements are utilized that require the payment of interest. Depending on the jurisdictions involved, withholding taxes may have to be paid. During 2004, withholding taxes of $10 million (2003 - $8 million and 2002 - $4 million) related to inter-company loans were incurred and charged to income tax expense.

(h)	Net income and resource tax payments were $52 million, $91 million and $17 million in 2004, 2003 and 2002, respectively.

(i)	See note 18(e) for a discussion of Placer Dome’s reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

9.	Inventories

Inventories comprise the following:

	December 31
	2004 $	2003 $
Metal in circuit	102	98
Ore stockpiles	103	83
Materials and supplies	83	81
Product inventories	31	46
	319	308
Long-term portion of ore stockpiles	(71)	(64)
Inventories	248	244

10.	Investments

Investments, other than those included in current assets, are comprised of the equity accounted for investment in Compañia Minera Mantos de Oro (2004 - $35 million, 2003 - $36 million), and $15 million (2003 - $15 million) of investments which, in accordance with SFAS115 - Accounting for Certain Investments in Debt and Equity Securities, have been valued at market with an offsetting gain or loss being recorded in other comprehensive income (see note 20(c)).

11.	Other Assets

        Other assets comprise the following:

	December 31
	2004 $	2003 $
Long-term ore stockpiles (note 9)	71	64
Sale agreement receivable(i)	66	69
Debt issue costs and discounts	17	17
Pension asset (note 19)	15	13
Other	13	14
	182	177
Current portion of other assets	(9)	(9)
	173	168

(i) Balance relates to sale of the CMZ water rights (see note 7).

12.	Property, Plant and Equipment

(a)	Details of Placer Dome’s property, plant and equipment are as follows:

	December 31, 2004			December 31, 2003
	Cost (ii) $	Accumulated depreciation $	Net $	Cost (ii) $	Accumulated depreciation $	Net $
Mineral properties and deferred development	1,639	(731)	908	1,604	(720)	884
Mine plant and equipment	2,593	(1,440)	1,153	2,367	(1,423)	994
Purchased undeveloped mineral interests (note 3)	463	(13)	450	532	(10)	522
Construction in progress (i)	96	-	96	194	-	194
	4,791	(2,184)	2,607	4,697	(2,153)	2,544

(i)
The significant components of the balance are $38 million (2003 $16 million included in purchased undeveloped mineral property) for the Pamour Pit at the Porcupine mine, and $36 for development at the Golden Sunlight mine (2003 - $6 million) and nil (2003 - $152 million) for the development of the South Deep Shaft at the South Deep Mine and of nil (2003 - $16 million) for development at Turquoise Ridge.

(ii)
Includes $101 million (2003 - $111 million) recorded as a result of the gross-up requirement of FASB Statement of Financial Accounting Standards No.109, “Accounting for Income Taxes”. This standard requires the establishment of a deferred tax liability for the estimated increase in the net book value over and above the increase in underlying tax basis of the assets acquired on the date of acquisition.

(b)	Property plant and equipment (net) and additions thereto by country are as follows:

	Property, Plant & Equipment		Additions to Property, Plant & Equipment
	December 31		Years ended December 31
	2004 $	2003 $	2004 $	2003 $	2002 $
Australia	582	642	41	54	29
South Africa	571	528	53	63	42
Chile	491	538	17	23	10
Tanzania (note 3(b))	431	391	51	1	-
Canada	236	202	71	30	18
United States (note 3(a))	185	111	104	35	23
Papua New Guinea	111	132	3	7	5
	2,607	2,544	340	213	127

(c)	Deferred stripping by country is as follows:

	December 31
	2004 $	2003 $
Papua New Guinea	105	84
United States	28	(1)
Australia	19	6
Chile	15	16
Canada	-	-
Tanzania (note 3(b))	3	2
	170	107

13.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	December 31
	2004 $	2003 $
Trade payables	143	123
Accrued employee salaries and benefits	60	49
Current reclamation and post closure obligations (notes 18(a) and (b))	13	17
Royalties payable	13	13
Interest payable	15	15
Deferred commodity derivatives	10	12
Other	14	14
	268	243

14.	Debt

(a)	Consolidated long-term debt and capital leases comprise the following:

	December 31
	2004 $	2003 $
Placer Dome Inc. Bonds, unsecured (vii) June 15, 2007 at 7.125% per annum	100	100
June 15, 2015 at 7.75% per annum	100	100
March 3, 2033 at 6.375% per annum (i)	200	200
October 15, 2035 at 6.45% per annum (ii)	300	300
Preferred Securities, unsecured (iii)(viii) Series B, December 31, 2045 at 8.5% per annum	77	77
Medium - term notes, unsecured (iv)	140	140
Senior Convertible Debentures, unsecured, October 15, 2023 at 2.75% (ii)	230	230
East African Gold, non-recourse (note 3(b)) (v)	-	36
Capital leases (vi)	7	6
	1,154	1,189
Current portion	(45)	(10)
	1,109	1,179

(i)  On March 3, 2003, Placer Dome completed a private placement of $200 million 30 year debentures. The debentures carry an interest rate of 6.375%. The Corporation has prepared and filed registration documentation that permits the debentures to be resold to the public.

(ii)   On October 10, 2003, Placer Dome completed two private debenture offerings totalling $530 million in aggregate principal amount. Of the aggregate principal amounts, $300 million was raised as unsecured 32-year senior debentures with interest payable at a rate of 6.45% per year. An additional $230 million was raised as unsecured 20-year senior convertible debentures with interest payable at 2.75% per year. Upon occurrence of certain prescribed conditions, holders of the convertible debentures will have the right to convert each $1,000 principal amount into 47.7897 common shares of Placer Dome, representing a conversion price of $20.925 per common share. As at December 31, 2004, none of these prescribed conditions had occurred.

The holders of the debentures and, in the case of the convertible debentures, the underlying shares are entitled to the benefits of registration rights granted pursuant to registration rights agreements dated October 10, 2003 (the “Registration Rights Agreements”). The Registration Rights Agreements require, among other things, that the Corporation prepare and file registration documentation that will permit the debentures and, in the case of the convertible debentures, the underlying shares to be resold to the public. On April 16, 2004, Placer Dome announced that two registration statements related to its $230 million 2.75% Convertible Debentures and $300 million 6.45% Debentures, both originally issued in October 2003, had been filed and declared effective by the Securities and Exchange Commission. As a result, the Corporation has complied with the Registration Rights Agreements for the instruments.

(iii)      Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the “Maturity Amount”). The Corporation may, at its option, pay the Maturity Amount by delivering Common Shares, in which event the holder of the securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the securities are not entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(iv)      The interest rates range from 6.6% to 8.1% and the notes mature between 2005 and 2026.

(v)       This loan relates to project financing for the North Mara mine and was non-recourse to Placer Dome. It bore interest at LIBOR plus 2.75% and was repayable over 5 years. This was repaid on July 29, 2004.

(vi)     The Corporation is obligated under capital leases for mobile mining equipment for remaining terms ranging from two to four years. All capital lease agreements provide that the Corporation can purchase the leased equipment at fair value at the end of the lease term. At December 31, 2004 and 2003, $6 million and $4 million respectively, of leased property was included in plant and equipment, net of $3 million and $11 million, respectively, of accumulated depreciation and depletion.

(vii)    Anticipated requirements to meet long-term debt and capital lease repayments over the next five years from December 31, 2004 are as follows:

	Long-term debt $	Capital leases $	Total $
2005	43	2	45
2006	-	2	2
2007	100	2	102
2008	-	2	2
2009	16	-	16
Thereafter	988	-	988
Long-term debt and capital lease obligations	1,147	8	1,155
Less amount representing interest	-	(1)	(1)
	1,147	7	1,154

(viii)   On January 31, 2003, Placer Dome repaid, from cash, the $137 million of unsecured debt assumed in the purchase of AurionGold.

On April 24, 2003, Placer Dome redeemed, for cash, all of the Corporation’s outstanding $185 million 8.625% Series A Preferred Securities. A loss of $5 million was recorded on redemption.

On May 15, 2003, Placer Dome, as scheduled, repaid $200 million of 7.125% unsecured bonds.

(b)
During the third quarter of 2004, Placer Dome entered into a demand financing facility which permits borrowings of up to $120 million. The facility requires cash to be placed on deposit with the lender in an amount equal to drawdowns. The net effective interest rate to Placer Dome of this is 0.4% per annum. At December 31, 2004, $110 million, classified as short-term debt, had been drawn on the facility and an equal amount had been placed on deposit.

(c)	Interest and financing expense comprise of:

	Years ended December 31
	2004 $	2003 $	2002 $
Interest charges - long-term debt	72	62	64
Capitalized interest	(9)	(7)	(6)
Interest expense - long-term debt	63	55	58
Interest on short-term debt and financing expenses	14	10	8
Interest and financing expense	77	65	66
Interest payments - long-term debt	72	54	64
Weighted average interest rate	6.2%	7.1%	7.6%

(d)
At December 31, 2004, Placer Dome had unused bank lines of credit of $895 million with an international consortium of banks. Of the primary facility of $850 million, $46 million has been utilized to support letters of credit granted for bonding and reclamation purposes. The credit facility is fully committed until 2009. The funds are available for general corporate purposes. The majority of these facilities are long-term at interest rates determined with reference to LIBOR which at December 31, 2004 was 2.56% (three-month term). The bank lines of credit require Placer Dome to maintain a consolidated tangible net worth (the aggregate amount of assets after deducting therefrom all current liabilities, goodwill and other like intangibles) of $1.5 billion.

(e)
Certain of Placer Dome’s debt facilities contain various common public debt covenants and default provisions including payment defaults, limitation on liens, limitation on sale and leaseback transactions and merger restrictions. These debt instruments include the Corporation’s unsecured Bonds, Preferred Securities, Medium-Term Notes, Senior Convertible Debentures, and bank lines of credit. In addition, Placer Dome’s metal and foreign currency contracts and options (note 17) require it to maintain a consolidated tangible net worth of $1.0 billion.

At December 31, 2004, Placer Dome was in compliance with all debt covenants and default provisions.

15.	Deferred Credits and Other Liabilities

Deferred credits and other liabilities comprise the following:

	December 31
	2004 $	2003 $
Pension liability (note 19)	54	56
Minority interest in subsidiaries	2	1
Other obligations and provisions	23	21
	79	78

16.	Share Capital

(a)	Common shares issued and outstanding

	Shares(000's)	Amount $
Balance, December 31, 2001	328,609	1,259
Issued for acquisition of AurionGold (note 3(c))	77,934	709
Exercise of share options	2,199	24
Balance, December 31, 2002	408,742	1,992
Exercise of share options	2,788	31
Balance, December 31, 2003	411,530	2,023
Issued in equity offering, net of issue costs (i)	21,275	457
Exercise of share options	3,590	42
Balance, December 31, 2004	436,395	2,522

(i)       On November 23, 2004 Placer Dome completed an equity offering of 21,275,000 common shares at $22.00 per share. Net proceeds from the offering were $452 million. The underwriters’ over-allotment option was fully exercised.

(b)	Share options

At December 31, 2004, the Corporation had three stock based incentive plans. The following table describes these plans:

	Shares (000's)
	Reserved	Options outstanding	Options exercisable
1996 LTIP (i)	2,340	59	59
1987 Stock Option Plan (ii)	32,000	13,396	7,747
1993 Directors Plan (ii)	750	360	360
	35,090	13,815	8,166

(i)      Under the 1996 LTIP, options were granted to employees of Getchell Gold Corporation (“Getchell”) at an exercise price equal to the market price of Getchell shares on the date of the grant. Placer Dome assumed the obligations under the plan upon the merger with Getchell on May 27, 1999 and reserved for issuance a number of shares equal to the number of options then outstanding under the plan. All options granted under this plan are vested and expire no later than ten years from the grant date. No future grants will be made under this plan.

(ii)          Under the 1987 Stock Option Plan and the 1993 Directors Plan, options to purchase common shares of Placer Dome may be granted to employees and directors of Placer Dome and its subsidiaries for terms up to ten years, at an exercise price equal to the closing board lot sale price per share of Placer Dome shares traded on either the Toronto Stock Exchange or the New York Stock Exchange (as determined by the Human Resources and Compensation Committee) on the day immediately preceding the date of grant. The vesting periods range from one to three years. At the 2003 annual meeting, the shareholders of Placer Dome voted to increase the aggregate number of shares for which options may be granted under the 1987 Stock Option Plan from 25,000,000 to 32,000,000. The aggregate number of shares for which options may be granted under the 1993 Directors Plan shall not exceed 750,000. On December 4, 2003, the board of directors of the Corporation suspended option grants under the 1993 Directors Plan.

The following table contains information with respect to all option plans:

	Options denominated in CAD$		Options denominated in US$
	Shares (000's)	Price CAD$/share	Shares (000's)	Price US$/share
Options outstanding, December 31, 2001	15,593	12.00 - 39.75	356	5.10 - 20.41
Granted	-	-	2,157	9.75 - 12.51
Exercised	(2,044)	12.00 - 19.60	(155)	5.56 - 12.55
Forfeited or expired	(839)	12.00 - 39.25	(175)	9.67 - 20.41
Options outstanding, December 31, 2002	12,710	12.40 - 39.75	2,183	5.10 - 19.24
Granted	-	-	4,020	9.69-18.69
Exercised	(2,721)	12.40-17.55	(154)	8.01-12.55
Forfeited or expired	(602)	12.69-39.75	(316)	10.36-12.51
Options outstanding, December 31, 2003	9,387	12.40 - 39.75	5,733	5.10 - 19.24
Granted	-	-	3,055	16.42 - 17.09
Exercised	(2,403)	12.40 - 24.90	(1,104)	5.10 - 17.07
Forfeited or expired	(408)	12.69 - 39.75	(445)	10.36 - 16.42
Options outstanding, December 31, 2004	6,576	12.40 - 39.75	7,239	5.10 - 19.24

(i)     The weighted average fair value of options granted in 2004, 2003 and 2002 was US$6.01, US$3.25 and CAD$4.20 per share, respectively.

The following table summarizes information about share options outstanding:

		December 31, 2004
	Options outstanding			Options exercised
Range of exercise prices	Shares (000’s)	Average life (years)	Weighted average price	Shares (000’s)	Weighted average price
CAD$ options
$12.40-$19.45 (i)	3,702	4.80	15.56	3,702	15.56
$19.46-$25.00	226	2.72	23.59	226	23.56
$25.01-$32.62	2,088	1.37	28.44	2,088	28.44
$32.63-$39.75	560	1.12	38.60	560	38.60
	6,576	3.33	21.89	6,576	21.89
US$ options $5.10-$8.16	29	3.67	5.10	29	5.10
$8.17-$12.24	3,107	8.13	10.38	836	10.42
$12.25-$16.33	1,224	7.07	12.53	706	12.53
$16.34-$19.24	2,879	9.13	16.45	19	19.18
	7,239	8.33	13.14	1,590	11.36

(i)    Includes 376,854 Canadian dollar denominated stock options granted to non-Canadian employees for which variable accounting is applied. All of these options have vested and have an exercise price of CAD$12.69 per share.

(c)
The Corporation follows the disclosure-only provisions of SFAS No. 123 for stock options granted to Canadian employees and directors. During 2002, the Corporation followed the disclosure-only provisions of SFAS No. 123 for stock options granted to non-Canadian employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, the Corporation’s net earnings and net earnings per share on a U.S. basis would have been adjusted to the pro forma amounts indicated below:

	Years ended December 31
	2004 $	2003 $	2002 $
Net earnings-as reported	284	229	116
Net earnings-pro forma	271	218	106
Net earnings per share-as reported	0.68	0.56	0.33
Net earnings per share-pro forma	0.65	0.53	0.30

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	Years ended December 31
	2004	2003	2002
Dividend yield	0.6%	1.0%	1.7%
Expected Volatility	35%	30%	30%
Risk-free interest rate	3.96%	3.92%	4.31%
Contractual life	10 years	10 years	10 years

(d)
Placer Dome first adopted a shareholders’ rights plan in 1990. The current shareholders’ rights plan (the “Rights Plan”) was approved by shareholders at the 2004 annual and special meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available from the Corporation upon request.

Under the Rights Plan, each “Voting Share” issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). A Voting Share is any share or voting interest issued by Placer Dome (collectively, the “Voting Shares”) entitled to vote generally in the election of directors. The only Voting Shares currently outstanding are the common shares. One Right will be issued for each Voting Share issued after the Record Time and prior to the Separation Time (as defined below), subject to the earlier termination of expiration of the Rights as set out in the Rights Plan. Each Right carries with it the right to purchase common shares in Placer Dome, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of Placer Dome. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the Voting Shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the Voting Shares. The Rights will expire upon the termination of Placer Dome’s annual meeting in 2007, unless earlier redeemed. The Rights Plan will expire no later than the termination of Placer Dome’s annual meeting in 2007. The Rights may be redeemed at a price of Cdn$0.001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by independent shareholders at a special meeting of shareholders.

If a person or group acting in concert acquires 20% or more of the common shares (or other class of Voting Shares) in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the Market Price (as defined in the Rights Plan). The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular bid in compliance with securities laws and must comply with other conditions, including the condition that no shares be taken up for 60 days following the bid and then only if more than 50% of the then outstanding common shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance until a date that is not earlier than the later of 35 days after the “Competing Permitted Bid” is made and 60 days after the date of the earliest prior bid in existence when the “Competing Permitted Bid” is made. The entering into of certain revocable lock-up agreements to tender common shares into a takeover bid will not trigger the Rights.

17.	Fair Value of Financial Instruments with Off-Balance Sheet Risk

The following table presents the carrying amounts and estimated fair values of Placer Dome’s financial instruments:

	December 31
	2004		2003
	Carrying Value $	Fair Value(i) $	Carrying Value $	Fair Value(i) $
Financial Assets
Cash and cash equivalents	1,017	1,017	550	550
Restricted cash	122	122	32	32
Short-term investments	14	14	9	9
Investments other than equity investments	15	15	15	15
Sale agreement receivable	66	66	69	69
Foreign currency contract and options	51	51	45	45
Financial Liabilities
Short-term and long-term debt and capital leases	1,267	1,416	1,189	1,297
Metal contracts and options	232	813	220	730

(i)    Year-end quoted market prices for specific or similar instruments were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate the fair value. For metal and currency contracts and options, the fair value is calculated using the spot and forward prices and volatilities as at December 31.

Placer Dome enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Financial instruments which subject Placer Dome to market risk and concentrations of credit risk consist primarily of cash and short-term investments, forward contracts and option contracts for currencies and metals. Placer Dome places its cash and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. The Corporation continually monitors the market risk of its activities.

At December 31, 2004, based on the spot prices of $438 per ounce for gold, $6.80 per ounce for silver and $1.488 per pound for copper, an Australian to U.S. dollar exchange rate of $1.2814, and a Canadian to U.S. dollar exchange rate of 1.2036, the mark-to-market values of Placer Dome’s precious metal and copper sales programs were negative $775 million and negative $38 million, respectively. The precious metal mark-to-market value does not take into account the $163 million liability in Deferred commodity and currency sales contracts and derivatives as at December 31, 2004 representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on December 31, 2004, was approximately positive $51 million (based on an Australian to U.S. dollar foreign exchange rate of 1.2814 and a Canadian to

U.S. dollar foreign exchange rate of 1.2036), all of which has been recognized through earnings or other comprehensive income.

At December 31, 2004, Placer Dome’s consolidated metal sales program consists of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000’s ounces):
Forward contracts sold (i)
Fixed contracts
Amount	1,047	1,239	1,245	978	347	246	461	5,563
Average price ($/oz.)	330	344	372	396	411	410	474	375
Fixed interest floating lease rate
Amount	-	-	15	232	772	285	625	1,929
Average price ($/oz.)	-	-	414	357	430	420	485	437
A$ forward contracts
Amount	-	15	24	-	-	-	-	39
Average price ($/oz.)	-	482	494	-	-	-	-	489
Total
Forward contracts sold	1,047	1,254	1,284	1,210	1,119	531	1,086	7,531
A$ forward contracts purchased	(75)	-	-	-	-	-	-	(75)
Total
Forward contracts	972	1,254	1,284	1,210	1,119	531	1,086	7,456
Call options sold and cap agreements (ii)
Amount	277	219	115	200	20	40	20	891
Average price ($/oz.)	362	357	363	394	500	500	500	380
A$ contracts
Amount	56	-	-	-	-	-	-	56
Average price ($/oz.)	391	-	-	-	-	-	-	391
Total
Call options sold and cap agreements	333	219	115	200	20	40	20	947
Total
Firm committed ounces (iii)	1,305	1,473	1,399	1,410	1,139	571	1,106	8,403
Contingent call options sold (iv)
Knock-in (up and in)
Amount	128	52	-	-	-	-	64	244
Average price ($/oz.)	404	390	-	-	-	-	429	408
Average barrier level ($/oz.)	439	429	-	-	-	-	429	434
Knock-out (down and out)
Amount	38	42	66	54	117	30	-	347
Average price ($/oz.)	415	436	444	458	436	480	-	442
Average barrier level ($/oz.)	364	395	387	374	384	390	-	383
Total
Maximum committed ounces (v)	1,471	1,567	1,465	1,464	1,256	601	1,170	8,994
Put options purchased (vi)
Amount	718	538	363	179	159	103	99	2,159
Average price ($/oz.)	406	416	441	414	407	440	434	418
Put options sold (vii)
Amount	80	80						160
Average price ($/oz.)	250	250						250

Contingent call options purchased not included in the above table total 0.1 million ounces at an average price of $437 per ounce.

	2005	2006	2007	2008	2009	Total
Silver (000's ounces):
Fixed forward contracts (i)
Amount	-	1,200	-	-	-	1,200
Average price ($/oz)	-	6.25	-	-	-	6.25
Call options sold (ii)
Amount	1,560	3,632	1,050	820	550	7,612
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.23
Total committed amount	1,560	4,832	1,050	820	550	8,812
Put options purchased (vi)
Amount	2,160	3,820	1,050	820	550	8,400
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.29

Copper (millions of pounds):
Fixed forward contracts (i)
Amount	28.1
Average price ($/lb.)	1.19
Call options sold (ii)
Amount	103.1
Average price ($/lb.)	1.11
Total committed amount
Amount	131.2
Average price ($/lb.)	1.12
Put options purchased (vi) Amount	100.9
Average price ($/lb.)	1.00

(i)    Forward sales contracts - Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:

a)    Fixed forward contracts - a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

b)    Fixed interest floating lease rate contracts - a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

c)    Australian dollar forward contracts - a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.2814. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.

Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).

(ii)   Call options sold and cap agreements - Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Call options denominated in Australian dollars have been converted to U.S. dollars at an exchange rate of 1.2814.

(iii)   Firm Committed ounces - Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.

(iv)         Contingent call options sold - Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.2814. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.

Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.

Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.

As of December 31, 2004, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.

(v)      Maximum committed ounces - Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(vi)    Put options purchased - Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.

(vii)     Put options sold - Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At December 31, 2004, Placer Dome’s consolidated foreign currency program consists of:

	2005	2006	2007	Total
Australian Dollars (millions USD) Fixed forward contracts
Amount	54.3	37.1	5.0	96.4
Average rate (AUD/USD)	1.8182	1.9168	1.5713	1.8433
Put options sold
Amount	-	20.0	5.5	25.5
Average rate (AUD/USD)	-	1.5972	1.6537	1.6093
Total committed dollars
Amount	54.3	57.1	10.5	121.9
Average rate (AUD/USD)	1.8182	1.8049	1.6145	1.7944
Call options purchased
Amount	75.0	23.5	12.0	110.5
Average rate (AUD/USD)	1.3455	1.5099	1.6431	1.4128
Canadian Dollars (millions USD)
Call options purchased
Amount	66.0	-	-	66.0
Average rate (CAD/USD)	1.2363	-	-	1.2363

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness of the hedged currency.

18.	Commitments and Contingencies

(a)
Although the ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated the undiscounted future value of its share of these costs to be $288 million as at December 31, 2004. The aggregate accrued obligation as at December 31, 2004, representing the fair value of Placer Dome’s share of future reclamation costs, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $215 million (2003 - $198 million). The full amount has been accrued through the adoption of SFAS 143 (see note 2(c)) and through charges to earnings of $29 million, $12 million, and $23 million in 2004, 2003, and 2002, respectively. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see note 1 ‘Reclamation and Closure Costs’ section and note 2(c).

Over the next 3 years, Placer Dome anticipates spending approximately $11 million on reclamation and closure at the closed Kidston, Equity Silver and Misima mines.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation obligations. At December 31, 2004, Placer Dome has letters of credits of CAD$23million (US$19 million) and CAD$32 million (US$26 million) for Equity Silver mine and the other Canadian mines and properties, respectively, bonds of $54 million for Golden Sunlight, bonds and letters of credit and bonds of $65 million for Cortez (100%), Turquoise Ridge (100%) and Bald Mountain, and bank guarantees for A$41 million (US$32 million) for the Australian mines.

(b)
Although the ultimate amount of termination benefits obligations to be incurred for existing and past mining interests is uncertain, Placer Dome has estimated its share of contractual termination benefits to be $93 million as at December 31, 2004, and has accrued through charges to earnings of $5 million, $5 million, and $4 million in 2004, 2003, and 2002, respectively. The aggregate accrued obligation as at December 31, 2004, included with Reclamation and post closure obligations credits and other liabilities and Accounts payable and accrued liabilities (note 13), was $49 million (2003 - $44 million).

(c)
Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM has one remaining claim for relief. This claim is based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. Briefing of that appeal is now complete, and management expects a decision in the case by the end of 2005. Management believes, on balance, that it will be successful in defending the litigation against ECM and, accordingly, no loss accrual for this contingency has been made.

(d)
The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality (“DEQ”) in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the permit approving the pit expansion violates certain Montana regulations and the Montana Constitution because it did not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $55 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

In a Special Session of the Montana Legislature (the “Legislature”) held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act (“MMRA”) violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered a judgement based on the March 21 ruling, requiring the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight has presented its concerns as to the unsuitability of backfill as the appropriate method of pit reclamation in a submission required pursuant to an October 23, 2002 Order from the DEQ. This submission also seeks an appropriate amendment to the Record of Decision. The plaintiff groups have asked the District Court to require the agency to require Golden Sunlight to post additional bond, pending proceedings examining the suitability of the partial backfill option, to assure execution of the partial backfill option if it is selected. Both the DEQ and Golden Sunlight have asked the District Court to confirm the DEQ decision that the bond will be adjusted as necessary only following a decision finally selecting the mine pit reclamation alternative. Meanwhile, an appeal of the underlying district court decision invalidating the most recent statute and the previous DEQ decision has been initiated in the Montana Supreme Court. Subsequent to the appeal, the Montana Legislature amended the MMRA to provide, in part, that “backfilling as a reclamation measure is neither required nor prohibited in all cases …” but must be determined by the DEQ on a site specific basis. The MMRA was also amended to prohibit an increase in a reclamation bond until the modification to an operating permit is complete. In May of 2003, the DEQ and Golden Sunlight respectively moved to dismiss the appeal on mootness ground, because of the legislature’s amendment of the statute, which was the subject of the District Court’s judgment. In an Order issued August 27, 2003, the Montana Supreme Court decided to hold the motion to dismiss in abeyance, together with the appeal, pending completion of an administrative environmental analysis and decision process commenced by the DEQ in response to the District Court judgment. To date, the DEQ has not modified the existing mine reclamation plan or the reclamation bond. Golden Sunlight believes that the final record will support a more environmentally sound pit reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

(e)
In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. The Ontario Ministry of Finance has sought leave to appeal the Ontario Court of Appeal’s decision to the Supreme Court of Canada. Management is of the view, that even should an application for appeal to the Supreme Court of Canada be accepted, Placer Dome will ultimately prevail. Accordingly, Placer Dome has reversed a previously accrued tax and interest related liability of $76 million. This reversal was recorded as income in the third quarter of 2004. Placer Dome also expects to be reimbursed for previously made cash payments totalling $37 million plus interest.

(f)
The legislative regime governing the South African mining industry has undergone a series of significant changes over the past two years, culminating in the commencement of the Mineral and Petroleum Resources Development Act No. 28 of 2002 (“the Act”) on May 1, 2004. The Act legislates the abolition of private mineral rights in South Africa and replaces them with a system of state licensing based on the patrimony over minerals being vested in the state, as is the case with the bulk of minerals in other established mining jurisdictions such as Canada and Australia. Provision is made in the Act for compensation to be paid to any person who is able to establish that their property has been expropriated under the Act. On May 3, 2004 the Department of Minerals and Energy (the “DME”) announced that it was seeking legal advice on the implications of the Act in light of South Africa’s international agreements.

Holders of old-order mining rights, of the type held by the Placer Dome Western Areas Joint Venture for its South Deep mine, are required within five years of the May 1, 2004 commencement date to lodge their rights for conversion into new order mining rights in terms of the Act. Old order mining rights will continue in force during the conversion period subject to the terms and conditions under which they were granted. Once a new order right is granted, security of tenure is guaranteed for a period of up to 30 years, subject to ongoing compliance with the conditions under which the right has been granted. A mining right may be renewed for further periods of up to 30 years at a time, subject to fulfilment of certain conditions.

In order to be able to convert old order mining rights to new order mining rights, a holder must primarily:

•	apply in the correct form for conversion at the relevant office of the DME before May 1, 2009;
•	submit a prescribed social and labour plan; and
•	undertake to “give effect to” the black economic empowerment and socio-economic objectives of the Act (the “Objectives”) and set out the manner in which it will give effect to the Objectives.

If the above requirements have been met, the Minister must grant the conversion of the old order right to a new order mining right.

In general, the Objectives are embodied in the broad-based socio-economic empowerment charter which was signed by the DME, the South African Chamber of Mines and others on October 11, 2002 (the “Charter”), and which was followed on February 18, 2003 by the release of the appendix to the Charter known as the Scorecard. The Charter is based on seven key principles, two of which are focused on ownership targets for historically disadvantaged South Africans (“HDSAs”) and beneficiation, and five of which are operationally oriented and cover areas focused on bettering conditions for HDSAs.

Regarding ownership targets, the Charter (as read with the Scorecard) requires each mining company to achieve the following HDSA ownership targets for the purpose of qualifying for the grant of new order rights: (i) 15% ownership by HDSAs in that company or its attributable units of production by May 1, 2009, and (ii) 26% ownership by HDSAs in that company or its attributable units of production by May 1, 2014. The Charter states that such transfers must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund HDSA participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

Placer Dome is actively engaged in discussions with DME officials and others to ensure that South Deep fulfils the ownership requirements for conversion under the Act; however, the finalization of the means of achieving that end will require greater certainty regarding the operation and interpretation of the Act and pending related legislation.

At present, the financial implications and market-related risks brought about by the various pieces of the new legislation (including the Mineral and Petroleum Royalty Bill) cannot be assessed. It is not clear when a next draft of the Mineral and Petroleum Royalty Bill will be released. The Government has, however, indicated that no royalties will be payable until 2009. Material impacts on both the ownership structure and operational costs at South Deep are possible. Placer Dome continues to explore its options and monitor the implementation and interpretation of the Act and the progress of other ancillary regulations and legislation closely.

(g)
On July 29th, 2003, the Lawyers Environmental Action Team (“LEAT”) filed a complaint (the “Complaint”) with the Tanzanian Commission for Human Rights and Good Governance (“the Commission”) in its own capacity as well as allegedly on behalf of some 1,260 former small-scale miners, peasant farmers and land owners (collectively, the “Complainants”) against Placer Dome and a number of high-ranking Tanzanian government officials and former officials (collectively, the “Respondents”). The Complaint is founded on alleged human and constitutional rights violations by the Respondents arising from the allegedly forced eviction of the Complainants from the North Mara mine site property (the “Property”).

Several types of relief are being sought by the Complainants from the Commission, including a request to convene a public hearing in order to obtain fair and reasonable compensation of approximately $51 million (primarily relating to alleged property damages of the Complainants as a result of their eviction from the Property), and an order requiring the Tanzanian Minister of Energy and Minerals to suspend or cancel any mineral rights granted to Placer Dome and to “afresh” the Agreement between Placer Dome and the Tanzanian Government concerning the payment of royalties, taxes and other charges (with a view to increasing such amounts to be paid). The Commission has convened a hearing on certain preliminary issues respecting the Complaint.

Management believes, on balance, that the Complaint will not be successful and, in particular, that it will not adversely impact Placer Dome’s title to its mining concessions.

(h)
Placer Dome and Marcopper Mining Corporation (“Marcopper”) are named as defendants (the “Defendants”) in two complaints detailed below (the “Complaints”) filed in the Regional Trial Court (the “Court”), Fourth Judicial Region, Boac, Marinduque, Philippines respecting alleged damages arising from the mining operations of the Marcopper Mine. The Marcopper Mine is located on the island province of Marinduque, 165 kilometers southeast of Manila in the Philippines. Since the commissioning of the Marcopper Mine in 1969, the mine has been owned and operated by Marcopper. The Marcopper Mine ceased mining operations in 1996. Placer Dome owned a minority shareholding in Marcopper until it divested all of its interests in Marcopper in 1997.

In April 2001, a complaint was filed in the Court (the “Mogpog Complaint”) by Rita Natal and 60 other individuals (the “Mogpog Plaintiffs”) against the Defendants. The claim made against the Defendants is for recovery of damages in the total amount of P41,193,267 (approximately US$750,000) arising from alleged tortious acts and omissions by the Defendants that contributed to the siltation and flooding of the Mogpog River in Marinduque, Philippines. The Mogpog Plaintiffs

also seek an order for the closure and removal of the Marcopper Mine dumps and an order compelling the complete rehabilitation and restoration of the Mogpog River to its natural state.

In July 2004, the Court dismissed the case on its own motion on grounds that the Mogpog Plaintiffs had not complied with the Court’s prior orders with respect to service of the Mogpog Complaint and had not diligently prosecuted the case. In August 2004, the Plaintiffs filed a motion for reconsideration of the dismissal order. By order issued November 22, 2004, the Court granted the motion for reconsideration reinstating the claims against Marcopper only and dismissing the motion against Placer Dome. Subject to appeal, the case stands dismissed against Placer Dome. No appeal has been commenced by the Mogpog Plaintiffs.

To date, the Court has not effected service of the Mogpog Complaint on Placer Dome.

Based on evaluations of the Mogpog Complaint and the applicable law, management believes that Placer Dome should not be liable for damages or held responsible for other claims.

In July 2004, a complaint was filed in the Court (the “Calancan Bay Complaint”) framed as a proposed class action against the Defendants for alleged total damages of P49.192 billion (approximately US$900 million) relating to the deposit of tailing from the Marcopper Mine into Calancan Bay (located off the northern part of Marinduque). The class of plaintiffs (the “Calancan Bay Plaintiffs”) are fishermen who are residents of barangays (communities) that surround Calancan Bay. The Calancan Bay Plaintiffs also claim to be suing on behalf of future generations of unborn Calancan Bay residents. Among other matters, the Calancan Bay Complaint alleges that the Defendants’ decision to deposit mine tailing into Calancan Bay over a 16 year period has resulted in serious health problems and a general loss of livelihood.

To date, the Court has not effected service of the Calancan Bay Complaint on Placer Dome.

Evaluation of the Calancan Bay Complaint is in its early stages; however, management believes based on the applicable law, that the case is not suitable for determination as a class action, that the damages alleged are significantly overstated and that, in any event, Placer Dome should not be liable for such damages.

Management is continuing its investigation of the facts and the allegations in the complaints, and related developments as they occur. If either of the complaints proceeds, management intends to vigorously defend against all claims made.

(i)
On January 2, 2004, a rock fall occurred in the South Deep SV-1 sub vertical shaft between 60 and 63 level. It is estimated that between 500 and 1,000 tonnes of rock and shaft liner dislodged itself and fell 320 metres to the bottom of the shaft. The fall caused extensive damage to the shaft and station steelwork, service air and water columns and other shaft infrastructure. Preliminary indications are that the shaft liner appears relatively intact with the exception of the point at which the rock fall originated. No conveyances or winding plant was damaged as a result of this incident. Mining operations at the SV-1 sub vertical shaft ceased in 1999. The SV-1 area is not a significant portion of the immediate mine plan and the impact of the rock fall on longer-term production will be included in the review and update of the South Deep life of mine plan which is currently underway. The insurance underwriters have been notified of the incident and an investigation by South Deep management to determine the extent of the damage is currently in process. Given the preliminary status of the investigation, no accrual for insurance recoveries has been made at this time.

(j)	At December 31, 2004, Placer Dome has outstanding commitments aggregating approximately $25 million under capital expenditure programs, primarily at the Cortez and South Deep properties.

(k)
Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on the financial position or results of operations of the Corporation.

19.	Pension Plans

Placer Dome has both defined benefit and defined contribution pension plans covering substantially all of its employees. Pension benefits are based, in defined benefit plans, on employees’ earnings and/or years of service. The defined benefit plans are funded currently by contributions from the Corporation or its subsidiaries, based on periodic actuarial estimates and statutory requirements. Contributions to defined contribution plans are based on specified percentages of salaries.

Placer Dome uses a measurement date of December 31 for the majority of its pension plans.

Pension expenses are comprised of:

	Years ended December 31
	2004 $	2003 $	2002 $
Defined benefit plans:
Service costs (benefits earned during the period)	6	8	8
Interest costs on projected benefit obligations	10	9	9
Expected return on plan assets	(8)	(7)	(8)
Amortization of experience gains/losses	3	2	-
	11	12	9
Defined contribution plans	5	5	1
	16	17	10

The status of defined benefit plans is as follows:

	December 31
	Plans where assets exceed accumulated benefits		Plans where accumulated benefits exceed assets
	2004 $	2003 $	2004 $	2003 $
Change in plan assets
Fair value of plan assets at beginning of year	45	35	67	53
Actual return on plan assets	5	3	6	7
Employer contribution	3	3	14	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	11	(2)	6
Fair value of plan assets at end of year	43	45	77	67
Change in projected benefit obligations
Projected benefit obligations at beginning of year	41	30	134	107
Service cost	3	4	3	4
Interest cost	2	2	7	7
Actuarial loss (gain)	2	2	4	7
Benefits paid	(8)	(7)	(8)	(6)
Other	(2)	10	1	15
Projected benefit obligations at end of year	38	41	141	134
Plan assets in excess of (less than) projected benefit obligations	5	4	(64)	(67)
Unamortized transition surplus	-	-	(1)	6
Unamortized experience loss	10	9	36	28
Accrued pension asset (liability) (i)	15	13	(29)	(33)
Amounts recognized on the consolidated balance sheets consist of:
Accrued pension asset (liability)	15	13	(29)	(33)
Additional minimum pension liability (ii)	-	-	(25)	(23)
Intangible asset (ii)	-	-	3	1
Accumulated other comprehensive income	-	-	22	22
Net amount recognized on consolidated balance sheets (ii)	15	13	(29)	(33)

(i)    Substantially all of the $29 million (2003 - $33 million) which is unfunded relates to plans that, at this time, cannot be funded by tax deductible contributions.
(ii)       The additional minimum liability represents the excess of the unfunded accumulated projected benefit obligation over the net accrued pension liability on the balance sheets. An amount equal to the unrecognized prior service costs is set up as an intangible asset, with the remaining difference recognized as a reduction to other comprehensive income. The accumulated projected benefit obligation for all defined benefit pension plans at December 31, 2004 and 2003 was $163 million.

(a)	The asset allocation for Placer Dome’s pension plans by asset category are as follows:

	2005 - Target %	2004%	2003%

Equity securities	50 - 70	61	60
Debt securities	20 - 40	32	32
Real estate	5 - 10	4	4
Other	1 - 5	3	4
Total		100	100

Placer Dome’s investment strategy supports the objectives of the funds. The objective for the majority of the funds is to achieve a total annual return, over a 4 year period, equal to the greater of Consumer Price Index+3% and 91 days Treasury-Bills +1%. To achieve this objective, each fund has established a strategic asset allocation policy. The weighted average target allocation by asset class applicable to the funds is summarized above. The asset allocation is monitored regularly and rebalancing occurs when the target ranges are exceeded. Diversification requirements are in place to have investments across a range of asset classes and a combination of investment managers. Each manager has their own investment objectives for their respective mandates and their performance is measured against these objectives. Reviews of the investment objectives and the investment managers are performed periodically.

(b)	In determining the present value of accumulated projected plan benefits and current service pension cost at December 31, the assumptions were:

December 31
	2004%	2003%
Average discount rate	5.5 - 5.75	6.0
Rate of compensation increase	3.0 - 4.0	3.0-4.0
Expected return on plan assets	7.0 - 8.0	6.5-8.0

The expected long term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for each asset class are determined using a model which factors in long term government debt rates, real bond yield trend, inflation, with a margin for equity and property returns based on long term expectations.

The amortization periods of unrecognized gains, losses, surpluses and deficits associated with pension plans vary from 10 to 17 years and are based on the expected average remaining service life of each employee group.

(c)	Placer Dome expects to contribute $11 million to its pension plans in 2005. The estimated future benefit payments are as follow:

$
2005	10
2006	10
2007	11
2008	11
2009	12
2010-2013	65

20. Supplementary Information

(a)	Change in non-cash operating working capital comprise:

	Years ended December 31
	2004 $	2003 $	2002 $
Restricted cash	20	(32)	-
Accounts receivable	(55)	(22)	(5)
Inventories	(19)	(39)	(6)
Accounts payable and accrued liabilities	15	49	(12)
Income and resource taxes payable	18	(12)	8
Change in non-cash operating working capital	(21)	(56)	(15)

(b)	The following tables present additional financial information related to proportionate interests in joint ventures and equity investments.

	Proportionate Interests in Joint Ventures(i)		Equity Investments(ii)
	2004 $	2003 $	2004 $	2003 $
Current assets	154	168	20	15
Non-current assets	1,074	877	55	58
Current liabilities	114	95	9	7
Non-current liabilities	717	446	72	71

	Proportionate Interests in Joint Ventures(i)			Equity Investments(ii)
	2004 $	2003 $	2002 $	2004 $	2003 $	2002 $
Sales	840	668	538	58	51	46
Cost and expenses	596	480	384	44	43	46
Earnings before taxes and other items	244	188	154	14	8	-
Net earnings before effect of change in accounting policy	220	145	131	10	7	2
Net earnings	224	140	123	10	5	2

(i)
Includes the Corporation’s joint venture interests in the Cortez, Granny Smith (see note 3(c)), Musselwhite, Porcupine (see note 3(d)), Porgera (see note 3(c)), South Deep and Turquoise Ridge mines (see note 3(a)). The results of Granny Smith are included for the period ended October 22, 2002, when Placer Dome acquired control of AurionGold, which owned the remaining 40% of the Granny Smith Joint Venture. The results of Porcupine and Turquoise Ridge are included from July 1, 2002 and December 23, 2003 respectively, when Placer Dome formed the joint ventures.

(ii)	Includes the Corporation’s equity investments in La Coipa Mine.

(c)	Other comprehensive income (loss) comprises:

	Unrealized gains on securities	Cumulative foreign currency translation adjustment	Minimum pension liability adjustment	Unrealized currency derivatives	Unrealized copper derivatives	Total
Closing, December 31, 2001	1	(50)	-	1	-	(48)
Unrealized change	5	-	(14)	3	1	(5)
Tax	-	-	4	(1)	-	3
Closing, December 31, 2002	6	(50)	(10)	3	1	(50)
Unrealized change	6	-	(7)	37	(22)	14
Reclassification to net earnings	-	-	-	-	1	1
Tax	-	-	2	(12)	10	-
Closing, December 31, 2003	12	(50)	(15)	28	(10)	(35)
Unrealized change	-	-	-	13	(35)	(22)
Reclassification to net earnings		34		(14)	16	36
Tax	-	-	-	1	5	6
Closing, December 31, 2004	12	(16)	(15)	28	(24)	(15)

(d)
The consolidated financial statements in accordance with Canadian GAAP (in U.S. dollars) are included in the Management Proxy Circular and Statement and filed with various Canadian regulatory authorities. The following is a reconciliation of the net earnings between the U.S. and Canadian basis.

	Consolidated Statement of Earnings (i)
	Years ended December 31
	2004 (ii) $			2003 (ii), (iii) $			2002 (ii), (iii), (iv) $
	U.S. basis	Adjust-ments	Cdn. basis	U.S. basis	Adjust- ments	Cdn. basis	U.S. basis	Adjust- ments	Cdn. basis
Sales (v)	1,888	58	1,946	1,763	39	1,802	1,209	50	1,259
Cost of sales (vi)	1,149	40	1,189	1,090	24	1,114	698	36	734
Depreciation and depletion	255	21	276	267	27	294	187	27	214
Mine operating earnings	484	(3)	481	406	(12)	394	324	(13)	311
General and administrative	64	-	64	51	-	51	40	-	40
Exploration	77	-	77	76	1	77	52	-	52
Resource development, technology and other	63	-	63	64	-	64	55	-	55
Write-downs of mining assets and restructuring costs	20	-	20	-	-	-	-	-	-
Operating earnings	260	(3)	257	215	(13)	202	177	(13)	164
Non-hedge derivative gains (losses) (vii)	(28)	-	(28)	46	(30)	16	3	(15)	(12)
Investment and other business income (x)	(11)	33	22	(3)	2	(1)	39	1	40
Interest and financing (viii) (ix)	(77)	3	(74)	(65)	11	(54)	(66)	23	(43)
Earnings before taxes and other items	144	33	177	193	(30)	163	153	(4)	149
Income and resource taxes	130	(15)	115	44	2	46	(34)	9	(25)
Equity in earnings of associates (i)	7	(7)	-	7	(7)	-	5	(5)	-
Minority interests	(1)	-	(1)	2	-	2	-	-	-
Change in accounting policy (ii), (iii), (iv)	4	(4)	-	(17)	17	-	(8)	8	-
Net earnings	284	7	291	229	(18)	211	116	8	124
Net earnings per common share	0.68	0.01	0.69	0.56	(0.06)	0.50	0.33	0.02	0.31

(i)
The investment in MDO (50%) is in the form of incorporated joint ventures. Under the U.S. basis, MDO is equity accounted for. Under the Canadian basis this joint venture is proportionately consolidated.

(ii)
During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet (see note 2(a)). Under the U.S. basis, the cumulative effect of this change through December 31, 2003 recorded in 2004 was an increase to earnings on an after tax basis by $4 million ($0.01 per share). Under the Canadian basis the new policy was applied retroactively with restatement of 2003 and 2002 comparative figures and a decrease to the net earnings in 2003 of $1 million and an increase in earnings in 2002 of $5 million.

(iii)
On January 1, 2003, under the U.S. basis, Placer Dome adopted FAS 143, “Accounting for Asset Retirement Obligations” (see note 2(a)), and under the Canadian basis, adopted CICA 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. Under the U.S. basis, it was applied prospectively with a cumulative effect of $17 million booked through earnings in the first quarter of 2003. Under the Canadian basis the new policy was applied retroactively with restatement of 2002 comparative figures with no increase to the net earnings in 2002.

(iv)
During the fourth quarter of 2002, Placer Dome changed its accounting policy for US GAAP, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs (note 2(a)). For Canadian GAAP this was applied retroactively.

(v)
Of Placer Dome’s metals program, the majority related to gold and silver metal forward contracts and cap agreements that are exempt from SFAS 133 as normal course sales requiring settlements through physical delivery. Gains and losses on these instruments are recognized in sales revenue on the delivery date identified at the contract inception. Under the U.S. basis, in instances where Placer Dome delivers into the contracts prior to the initial delivery date, gains and losses are recognized on delivery. Under the Canadian basis the gains and losses related to these early deliveries are deferred and recognized at the initial intended delivery date.

(vi)
Under the U.S. basis, in accordance with SFAS No. 123 “Accounting for Stock-based Compensation” (“SFAS 123”), Placer Dome applies Accounting Principles Board (“APB”) Opinion No. 25 and related interpretations in the accounting for employee stock option plans, and follows the disclosure only provisions of SFAS 123. For stock options granted to employees and directors, no compensation expense is recognized because the exercise price is equal to the market price of Placer Dome’s common stock on the date of grant. For Canadian dollar denominated stock options granted to non-Canadian employees, variable accounting is applied. For stock options granted to personnel at joint ventures, deferred compensation charges based on the fair value of the options granted are expensed over the vesting period. Under the Canadian basis, the Company has, effective January 1, 2003, prospectively early adopted CICA 3870 “Stock Based Compensation”, which requires fair value accounting for all stock options issued during the year.

(vii)
Under U.S. GAAP and effective January 1, 2004, under Canadian GAAP (with the adoption of Accounting Guideline - “Hedging Relationships” (“AcG13”) and Emerging Issues Committee 128, “Accounting for Trading, Speculative or Non-Hedge Derivative Financial Instruments” (“EIC128”)), metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, prior to Janaury 1, 2004, all such contracts are accounted for off balance sheet with the exception of open call positions which commencing October 1, 2000, following the adoption of Canadian Institute of Chartered Accountants Emerging Issues Committee Abstract of Issues Discussed EIC-113, now follow the same accounting as U.S. GAAP. Under Canadian GAAP, prior to January 1, 2004, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales. The cumulative adjustment on January 1, 2004 required on adoption of AcG13 and EIC128 were recorded on the balance sheet, with a corresponding deferred credit, which will be recognized in Sales revenue on the originally intended delivery dates.

(viii)
As disclosed in Note 14, Preferred Securities under the U.S. basis are accounted for as long-term debt. Under the Canadian basis, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under the U.S. basis, whereas under the Canadian basis, they are credited to contributed surplus in shareholders’ equity.

(ix)
In October 2003 Placer Dome issued $230 million of senior convertible debt. Under the U.S. basis, these are accounted for as debt. Under the Canadian basis, there is a debt and an equity portion. The proceeds of the offering are allocated between the debt and equity portion using the residual method.

The debt portion is determined by discounting its cash flows using a market interest rate for comparable debt instruments and the equity portion, reflected in contributed surplus, represents the difference between the proceeds and the amount allocated to the debt portion. The carrying value of the debt is accreted to its face value through periodic charges to interest expense. The amount of accretion in 2004 was $3 million (2003 - $1 million).

(x)
Included in U.S. GAAP investment income in 2004 is a loss of $34 million related to the cumulative translation adjustment recognized on the closure of the Misima mine. Under Canadian GAAP, the cumulative translation adjustment related to Misima mine was nil. The use of the different exchange rates and the different adoption dates for Canadian and U.S. GAAP purposes gave rise to a difference in the cumulative translation adjustment account within shareholders’ equity. In 1997, under Canadian GAAP, the cumulative translation adjustment was written off as part of the impairment analysis. It is excluded from the analysis under the US basis. Effective January 1, 1991 the Corporation adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the reporting currency. Under the Canadian basis the Corporation’s financial statements for all years prior to January 1, 1991 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1990. Under the U.S. basis pre-1991 financial statements must be translated by the current rate method using year-end or annual average exchange rates, as appropriate. This translation approach has been applied from August 13, 1987, the date the Corporation was formed by the amalgamation of three predecessor companies.

SCHEDULE C

Placer Dome Inc.
Consolidated Statements of Earnings
(millions of U.S. dollars, except share and per share amounts, U.S. GAAP) (unaudited)

	September 30
	Third Quarter		Nine Months
	2005	2004	2005	2004
Sales (note 3)	$488	$453	$1,439	$1,428
Cost of sales	317	282	953	838
Depreciation and amortization	62	61	195	184
Mine operating earnings (note 3(b))	109	110	291	406
General and administrative	16	17	48	48
Exploration	24	19	65	52
Resource development, technology and other	22	14	56	41
Write-downs of mining assets and restructuring costs	4	1	4	6
Operating earnings	43	59	118	259
Non-hedge derivative loss	(11)	(1)	(19)	(15)
Investment and other business income (loss)	11	10	46	(15)
Interest and financing expense	(23)	(19)	(69)	(56)
Earnings before taxes and other items	20	49	76	173
Income and resource tax recovery (provision) (notes 4 and 8(b))	16	99	(9)	64
Equity in earnings of associates	(2)	-	4	5
Minority interests	-	-	1	(1)
Net earnings before the cumulative effect of change in accounting policies	34	148	72	241
Changes in accounting policies (note 2)	-	-	(14)	4
Net earnings	$34	$148	$58	$245
Comprehensive income	$41	$148	$76	$253
Per common share
Net earnings (and diluted net earnings) before the cumulative effect of changes in accounting policies	$0.08	$0.36	$0.16	$0.58
Net earnings	$0.08	$0.36	$0.13	$0.59
Diluted net earnings	$0.08	$0.34	$0.13	$0.57
Dividends	$0.05	$0.05	$0.10	$0.10
Weighted average number of common shares (millions)
Basic	436.6	413.5	436.5	412.9
Diluted	438.6	432.0	438.6	432.1

(See accompanying notes to the unaudited interim consolidated financial statements)

15

Placer Dome Inc.
Consolidated Statements of Cash Flows
(millions of U.S. dollars, U.S. GAAP) (unaudited)

	September 30
	Third Quarter		Nine Months
	2005	2004	2005	2004
Operating activities
Net earnings	$34	$148	$58	$245
Add (deduct) non-cash items
Depreciation and depletion	62	61	195	184
Deferred stripping adjustment	(15)	(11)	(49)	(34)
Cumulative translation adjustment	-	-	-	34
Unrealized loss on derivatives	8	1	12	3
Deferred reclamation	4	7	17	8
Deferred income and resource taxes	(36)	(94)	(54)	(98)
Changes in accounting policies (note 2)	-	-	14	(4)
Other items, net	3	(7)	(5)	(7)
Cash from operations before change in non-cash operating working capital	60	105	188	331
Change in non-cash operating working capital	(33)	(14)	(40)	1
Cash from operations	27	91	148	332
Investing activities
Property, plant and equipment	(59)	(88)	(192)	(237)
Short-term investments	-	(1)	(3)	(5)
Other, net	7	14	8	17
Cash used in investing	(52)	(75)	(187)	(225)
Financing activities
Short-term debt, net	13	85	30	90
Restricted cash	(10)	(90)	(31)	(90)
Long-term debt and capital leases
Borrowings	-	-	-	5
Repayments	-	(31)	(1)	(38)
Common shares issued	2	6	3	26
Dividends paid on common shares	(22)	(20)	(44)	(41)
Cash used in financing	(17)	(50)	(43)	(48)
Increase (decrease) in cash and cash equivalents	(42)	(34)	(82)	59
Cash and cash equivalents
Beginning of period	977	675	1,017	582
End of period	$935	$641	$935	$641

(See accompanying notes to the unaudited interim consolidated financial statements)

16

Placer Dome Inc.
Consolidated Balance Sheets
(millions of U.S. dollars, U.S. GAAP) (unaudited)

Assets

	September 30 2005			December 31 2004
Current assets
Cash and cash equivalents		$935		$1,017
Short-term investments		17		14
Restricted cash		153		122
Accounts receivable		133		138
Income and resource tax assets		121		97
Inventories (note 5)		275		248
		$1,634		$1,636
Investments		63		50
Other assets (note 6)		176		173
Deferred commodity and currency sales contracts and derivatives		30		54
Income and resource tax assets (note 4)		425		400
Deferred stripping		222		170
Goodwill		454		454
Property, plant and equipment
Cost	4,942		4,791
Accumulated depreciation and amortization	(2,351)		(2,184)

		$2,591		$2,607
		$5,595		$5,544

Liabilities and Shareholders’ Equity
	September 30 2005			December 31 2004
Current liabilities
Accounts payable and accrued liabilities		$254		$268
Short-term debt		143		113
Income and resource taxes liabilities (note 4)		54		27
Current portion of long-term debt and capital leases		46		45
		497		453
Long-term debt and capital leases		1,107		1,109
Reclamation and post closure obligations		288		251
Income and resource tax liabilities (note 4)		237		265
Deferred commodity and currency sales contracts and derivatives	4,942	192	(2,184)	223
Deferred credits and other liabilities		74		79
Commitments and contingencies (notes 7 and 8)
Shareholders’ equity		3,200		3,164
		$5,595		$5,544
(See accompanying notes to the unaudited interim consolidated financial statements)

17

Placer Dome Inc.
Consolidated Statements of Shareholders’ Equity
(millions of U.S. dollars, except share amounts, U.S. GAAP) (unaudited)

	September 30
	Third Quarter		Nine Months
	2005	2004	2005	2004
Common shares (i), beginning of period	$2,523	$2,043	$2,522	$2,023
Exercise of options	2	6	3	26
Common shares, end of period	2,525	2,049	2,525	2,049
Accumulated other comprehensive loss, beginning of period	(4)	(27)	(15)	(35)
Unrealized gain (loss) on securities	7	3	11	(1)
Unrealized gain (loss) on derivatives
Copper	1	(10)	(3)	(24)
Currency	-	6	(1)	-
Reclassification of (gain) loss on derivatives included in net earnings
Copper	4	3	23	7
Currency	(5)	(2)	(12)	(8)
Reclassification of cumulative translation account loss included in net earnings	-	-	-	34
Accumulated other comprehensive income (loss), end of period	3	(27)	3	(27)
Contributed surplus, beginning of period	68	68	69	66
Stock-based compensation	2	1	1	3
Contributed surplus, end of period	70	69	70	69
Retained earnings, beginning of period	590	421	588	345
Net earnings	34	148	58	245
Common share dividends	(22)	(20)	(44)	(41)
Retained earnings, end of period	602	549	602	549
Shareholders’ equity	$3,200	$2,640	$3,200	$2,640

(i)   Authorized and issued share capital:
Preferred shares - unlimited shares authorized, no par value, none issued.
Common shares - unlimited shares authorized, no par value, issued and outstanding at September 30, 2005 - 436,653,540 shares (December 31, 2004 - 436,395,449).

(See accompanying notes to the unaudited interim consolidated financial statements)

18

Placer Dome Inc.
Notes to Interim Consolidated Financial Statements
(unaudited)
(all tabular amounts are in millions of U.S. dollars, U.S. GAAP)

1.    Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). They do not include all of the disclosures required by GAAP for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2005 or future operating periods. For further information, see Placer Dome’s consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2004.

On March 30, 2005, the Financial Accounting Standards Board (“FASB”) ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.

Placer Dome currently capitalizes stripping costs incurred during the production phase of a mine to the deferred stripping account. Amortization, which is calculated using the units of production method based on recovered ounces of gold or pounds of copper, is charged to cost of sales as gold or copper is produced and sold, using a stripping ratio calculated as the ratio of total tonnes of rock to be moved to total ounces of gold or total pounds of copper expected to be recovered over the life of open pits. This policy results in the expensing of stripping costs over the lives of the open pits as gold or copper is produced and sold. At September 30, 2005, Placer Dome’s deferred stripping amount on its unaudited interim consolidated balance sheet was $222 million. In addition to this, smaller stripping balances were present in various product inventory accounts such as metal in circuit and ore stockpiles.

Placer Dome is currently evaluating the impact of this consensus which it will adopt effective January 1, 2006 retroactively with a charge to opening retained earnings and restatement of the results for the years ended December 31, 2004 and 2005 to eliminate the impact of deferred stripping and related inventory and tax balances.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”). The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005. Placer Dome plans to adopt SFAS 123(R) effective January 1, 2006.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109. The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted). Placer Dome does not expect the proposed Interpretation to have a material impact on its results.

Certain amounts for 2004 have been reclassified to conform with the current period’s presentation.

2.   Changes in Accounting Policies

Effective January 1, 2005, Placer Dome changed its accounting policy with respect to termination obligations, whereby the liability accrued will represent the obligation to date for all employees at mine sites. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated termination costs through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change in policy on the balance sheet at January 1, 2005 was to increase Deferred credits and other liabilities by $21 million with a one time after-tax charge to net earnings of $14 million ($0.03 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, retroactive to January 1, 2004, with respect to deferred stripping to exclude the recording of liabilities on the balance sheet. Previously, Placer Dome had, at December 31, 2003, a liability in deferred stripping relating to its share of the Cortez joint venture on Placer Dome’s consolidated balance sheet. This change was made as a result of deliberations by the EITF at its July 1, 2004 meeting which concluded that a deferred stripping liability did not meet the definition of a liability under FASB Concept Statement No. 6. The cumulative effect of this change through December 31, 2003, was to increase earnings on an after-tax basis by $4 million ($0.01 per share).

During the second quarter of 2004, Placer Dome changed its accounting policy, prospectively from April 1, 2004, with respect to mineral rights to reclassify them from intangible to tangible assets. This change was made as a result of deliberations by the EITF at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets. Prior to this change in accounting policy, Placer Dome had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert, develop or further explore the underlying properties. Due to this change in accounting policy, Placer Dome ceased amortization of the excess of the carrying value over the residual value of these assets and accounts for

19

them according to its accounting policy for property, plant and equipment. If this change had been adopted January 1, 2004, it would have increased Placer Dome’s earnings on a pre and after tax basis for the first quarter of 2004 by $3 million ($0.01 per share) and $2 million (nil per share), respectively.

3. Business Segments

Substantially all of Placer Dome’s operations are within the mining sector. Due to the geographic and political diversity, Placer Dome’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specific business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resource and exploration support. Major products are gold and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa, Tanzania and Chile.

(a)   Product segments

					Mine operating earnings (loss)	September 30
						Third quarter		Nine months
						2005	2004	2005	2004
					Canada
					Campbell	$ 3	$ 5	$ 12	$ 11
					Musselwhite	1	2	4	6
					Porcupine	3	4	15	16
						7	11	31	33
					United States
					Bald Mountain	3	-	2	2
					Cortez (note 2)	23	33	82	99
					Golden Sunlight(i)	-	-	(4)	1
					Turquoise Ridge	4	(2)	2	2
						30	31	82	104
Sales by metal segment	September 30				Australia
	Third quarter		Nine months		Granny Smith	-	-	(10)	(5)
	2005	2004	2005	2004	Henty	1	2	8	14
Gold	$ 358	$ 336	$1,070	$1,038	Kalgoorlie(ii)	4	3	(5)	18
Copper	129	116	365	386	Osborne	10	9	17	29
Other	1	1	4	4		15	14	10	56
	$ 488	$ 453	$1,439	$1,428
(b) Segment sales revenue and mine operating earnings (loss)					Papua New Guinea Misima(iii)	-	-	-	6
Sales revenue by mine	September 30				Porgera	28	33	86	92
	Third quarter		Ninemonths			28	33	86	98
	2005	2004	2005	2004	South Africa
Canada					South Deep	4	(1)	(3)	(7)
Campbell	$ 18	$ 28	$ 69	$ 66	Tanzania
Musselwhite	19	17	56	49	North Mara	2	4	9	16
Porcupine	22	19	64	65	Chile
	59	64	189	180	Zaldivar	60	54	187	176
United States					Metal hedging loss	(39)	(32)	(114)	(66)
Bald Mountain	9	5	21	14	Currency hedging gain	7	2	17	9
Cortez	59	66	183	196	Amortization of tax grossup (iv)	(3)	(3)	(10)	(8)
Golden Sunlight(i)	10	-	24	2	Stock-based compensation	(1)	(2)	-	(4)
Turquoise Ridge	17	5	43	30	Other	(1)	(1)	(4)	(1)
	95	76	271	242		$ 109	$ 110	$ 291	$ 406
Australia

(i)    Production from Golden Sunlight was temporarily suspended in December 2003 and recommenced when ore was delivered from Stage 2B in January 2005.
(ii)   As a result of a management change, where by operations of Kanowna Belle and Kalgoorlie West have been realigned with all operations under one mine general manager, commencing in the second quarter, the reporting for Kalgoorlie West and Kanowna Belle has been consolidated into a single Kalgoorlie operation. Results for the first nine months and third quarter of 2004 have been reclassified to reflect this change.
(iii)  Processing of ore ceased at Misima in May 2004.
(iv)  Pursuant to SFAS109-Accounting for Income Taxes, on business acquisitions, where differences between assigned values and tax bases of property, plant and equipment acquired exist, Placer Dome grosses up the property, plant and equipment values to reflect the recognition of the deferred tax assets and liabilities for the tax effect of such differences. The amortization of these amounts for the first nine months and third quarter of 2005, respectively, includes $4 million and $1 million (2004-$3 million and $1 million) for Porgera, $2 million and nil (2004-$2 million and $1million) for North Mara, $2 million and $1 million (2004-$1 million and nil) for Kalgoorlie, $1 million and nil (2004-$1 million and nil) for Henty and $1 million and $1 million (2004-$1 million and $1 million) for Zaldfvar.

4.   Income and Resource Taxes

Upon completion of the strategic business plans for Placer Dome’s Australian operations in the second quarter of 2005, incorporating higher costs and production forecast updates, expected future taxable income in Australia has decreased. Pursuant to this, the valuation allowance relating to Australian deferred tax assets was increased by a non-cash charge to earnings in the second quarter of $15 million. At September 30, 2005, Placer Dome has a deferred tax asset of $118 million for tax benefits relating to its Australian operations against which a valuation allowance of $66 million has been recorded.

See note 8(b) for a discussion of Placer Dome’s reversal of a previously accrued tax and interest liability of $76 million relating to Ontario mining taxes during the third quarter of 2004.

During the third quarter of 2004, Placer Dome determined that, due to a more positive outlook for its Australian operations including an improved gold price environment, only $24 million of its deferred tax assets for tax benefits relating to these operations

Granny Smith	36	31	107	70
Henty	8	10	37	44
Kalgoorlie(ii)	54	51	147	158
Osborne	40	30	90	92
	138	122	381	364
Papua New Guinea
Misima(ii)	-	1	-	23
Porgera	70	71	223	221
	70	72	223	244
South Africa
South Deep	27	23	70	61
Tanzania
North Mara	26	20	79	60
Chile
Zaldivar	112	108	340	343
Metal hedging loss	(39)	(32)	(114)	(66)
	$ 488	$ 453	$1,439	$1,428

20

required a valuation allowance. Pursuant to this, the valuation allowance was reduced to that level by recording a non-cash credit of $37 million to Income and resource tax recovery in the income statement during the quarter.

(i)   In December 2000, Compañia Minera Zaldívar completed the sale of some of its water rights for a sum of $135 million, receivable in 15 equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

7.   Consolidated Metals Sales and Currency Programs

At September 30, 2005, based on spot prices of $473.25 per ounce for gold, $7.53 per ounce for silver and $1.791 per pound for copper an Australian to U.S. dollar (“AUD/USD”) exchange rate of $1.3139, the mark-to-market value of Placer Dome’s precious metal and copper sales programs were negative $993 million and negative $7 million, respectively. The precious metal mark-to-market does not take into the account the $155 million liability in Deferred commodity and currency sales contracts and derivatives as at September 30, 2005 primarily representing the remaining provision booked on acquisition for the fair value of the AurionGold and East African Gold metal hedge books. For the currency program, the mark-to-market value of Placer Dome’s currency forward and option contracts on September 30, 2005, was approximately positive $29 million (based on an AUD/USD foreign exchange rate of $1.3139 and a Canadian to U.S. dollar foreign exchange rate of $1.1611), all of which has been recognized through earnings or other comprehensive income.

Gains and losses on Placer Dome’s gold and silver forward contracts and cap agreements are recognized in sales revenue on the initial intended delivery date, except in instances where Placer Dome chooses to deliver prior to that date, in which case they are recognized on delivery. Placer Dome’s copper forward contracts are accounted for as cash flow hedges with the change in fair values recorded each period in other comprehensive income and subsequently reclassified to sales revenue on the contract forward date. Changes in the fair values of all other metals financial instruments are recorded each period in earnings in the non-hedge derivative gain (loss) line.

5. Inventories
Inventories comprise the following:
	September 30	December 31
	2005	2004
Metal in circuit	$ 115	$ 102
Ore stockpiles	102	103
Materials and supplies	96	83
Product inventories	37	31
	350	319
Long-term portion of ore stockpiles	(75)	(71)
Inventories	$ 275	$ 248
6. Other Assets
Other assets consist of the following:
	September 30	December 31
	2005	2004
Sale agreement receivable(i)	$ 61	$ 66
Long-term ore stockpiles (note 5)	75	71
Debt issue costs and discounts	17	17
Pension asset	18	15
Other	14	13
	185	182
Current portion of other assets	(9)	(9)
	$ 176	$ 173

At September 30, 2005, Placer Dome’s consolidated metals sales program consisted of:

	2005	2006	2007	2008	2009	2010	2011+	Total
Gold (000s ounces):
Forward contracts sold(i)
Fixed contracts
Amount	295	1,239	1,260	1,013	347	246	461	4,861
Average price ($/oz)	366	344	372	393	409	409	471	383
Fixed interest floating lease rate
Amount	-	-	-	197	772	285	625	1,879
Average price ($/oz)	-	-	-	355	426	416	479	435
A$ forward contracts
Amount	-	11	21	-	-	-	-	32
Average price ($/oz)	-	467	482	-	-	-	-	477
Total
Forward contracts sold	295	1,250	1,281	1,210	1,119	531	1,086	6,772
A$ forward contracts purchased	(25)	-	-	-	-	-	-	(25)
Total
Forward contracts	270	1,250	1,281	1,210	1,119	531	1,086	6,747
Call options sold and cap agreements(ii)
Amount	225	219	115	200	20	40	20	839
Average price ($/oz)	365	357	363	394	500	500	500	382
Total
Call option sold and cap agreements	225	219	115	200	20	40	20	839
Total
Firm committed ounces(iii)	495	1,469	1,396	1,410	1,139	571	1,106	7,586
Contingent call options sold(iv)
Knock-in (up and in)
Amount	26	52	-	-	-	-	64	142
Average price ($/oz)	381	381	-	-	-	-	350	367
Average barrier level ($/oz)	418	418	-	-	-	-	419	418
Knock out (down and out)
Amount	14	31	59	52	115	29	-	300
Average price ($/oz)	412	420	432	446	425	469	-	433
Average barrier level ($/oz)	363	395	380	364	375	381	-	376
Total
Maximum committed ounces (v)	535	1,552	1,455	1,462	1,254	600	1,170	8,028
Put options purchased (vi)
Amount	165	546	362	179	159	103	99	1,613
Average price ($/oz)	419	414	439	405	397	432	416	419
Put options sold (vii)
Amount	40	80	-	-	-	-	-	120
Average price ($/oz)	250	250	-	-	-	-	-	250
Contingent call options purchased not included in the above table total 32 thousand ounces at an average price of $434 per ounce.

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	2005	2006	2007	2008	2009	Total
(vi)   Putoptions purchased – Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options. Certain positions disclosed as put options are a combination of a purchased call option and a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument is referred to as a synthetic put.
(vii)  Putoptions sold – Put options sold by the Corporation are sold in conjunction with a forward sales contractor  with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

At September 30, 2005, Placer Dome’s consolidated foreign currency program consisted of:

Silver (ounces)
Fixed forward contracts (i)
Amount	–	1,200	–	–	–	1,200
Average price ($/oz)	–	6.25	–	–	–	6.25
Call options sold (ii)
Amount	390	3,632	1,050	820	550	6,442
Average price ($/oz)	5.25	9.01	9.11	8.98	8.75	8.77
Total committed amount	390	4,832	1,050	820	550	7,642
Put options purchased (vi)
Amount	540	3,820	1,050	820	550	6,780
Average price ($/oz)	5.21	6.40	6.89	7.25	7.25	6.55
Copper (millions of pounds):								2005	2006	2007	Total
Fixed forward contracts (i)							Australian Dollars (millions USD)
Amount	–						Fixed forward contracts (i)
Average price ($/lb.)	–						Amount	8.6	37.1	5.0	50.7
Call options sold (ii)							Average rate (AUD/USD )	1.9692	1.9167	1.5713	1.8915
Amount	13.2						Put options sold (ii)
Average price ($/lb.)	1.22						Amount	–	17.0	5.5	22.5
Total committed amount							Average rate (AUD/USD)	–	1.5957	1.6538	1.6099
Amount	13.2						Total committed dollars
Average price ($/lb.)	1.22						Amount	8.6	54.1	10.5	73.2
Put options purchased (vi)							Average rate (AUD/USD)	1.9692	1.8159	1.6145	1.8049
Amount	13.2						Call options purchased (iii)
Average price ($/lb.)	1.10						Amount	25.5	23.5	12.0	61.0
							Average rate (AUD/USD)	1.3900	1.5098	1.6430	1.4859
							Canadian Dollars (millions USD)
							Call options purchased (iii)
							Amount	16.5	–	–	16.5
							Average rate (CAD/USD)	1.2346	–	–	1.2346

(i)      Forwardsales contracts – Forward sales establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases. The types of forward sales contracts used include:
a)      Fixed forward contracts – a deliverable sales contract, denominated in U.S. dollars, where the interest rate and metal lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.
b)      Fixed interest floating lease rate contracts – a deliverable sales contract, denominated in U.S. dollars, which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 4 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.
c)      Australian dollar forward contracts – a deliverable sales contract denominated in Australian dollars that has been converted to U.S. dollars at an exchange rate of 1.3139. On a portion of these contracts, the gold lease rates have been fixed to maturity. The remaining contracts include a lease rate allowance or are floating at market rates.
Forward sales that are offset by call options purchased are combined with the call option purchased and included in put options purchased. Please refer to item (vi).
(ii)     Calloptions sold and cap agreements– Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option. Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract. Call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options.
(iii)    Firm ounces – Firm committed ounces is the total of forward sales and call options and cap agreements sold net of call options purchased. It does not include any contingent option commitments, whether bought or sold.
(iv)    Contingentcall options sold – Contingent call options sold are option contracts denominated in Australian dollars that have been converted to U.S. dollars at an exchange rate of 1.3139. These contracts are similar to standard call options except that they are extinguished or activated when the gold price reaches a predetermined barrier. Contingent options are path-dependent since they are dependent on the price movement of gold during the life of the option or within specified time frames.
Knock-out options consist of down and out options and up and out options. A down and out option will expire early if the gold price trades below the barrier price within specified time frames whereas an up and out option will expire early if the gold price trades above the barrier price within specified time frames.
Knock-in options consist of up and in and down and in options. An up and in option will come into existence if the gold price trades above the barrier price within specified time frames whereas a down and in option will come into existence if the gold price trades below the barrier price within specified time frames.
As of September 30, 2005, the positions disclosed as contingent call options sold have not been extinguished (knocked out) or activated (knocked in) as the gold price has not traded above or below the barrier levels during the specified time frames. In the event these positions are activated they will be reclassified to call options sold.
(v)    Maximumcommitted ounces – Maximum committed ounces is the total of firm committed ounces and contingent call options sold. This total represents the maximum committed ounces in each period, provided the contingent call options sold are not extinguished or are activated and the contingent call options purchased are not activated.

(i)      Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.
(ii)     Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.
(iii)    Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

8. Commitments and Contingencies

(a)    At September 30, 2005, Placer Dome has outstanding commitments of approximately $30 million under capital expenditure programs.

(b)    In September 2002 Placer Dome Canada Limited (“PDC”) lost a tax appeal in the Ontario Superior Court related to a reassessment of Ontario mining taxes for the 1995 and 1996 taxation years. On the basis of the decision, Ontario mining tax and related interest increased by approximately $1 million for the years in question. Late in the fourth quarter of 2002 Placer Dome (CLA) Limited (“PDCLA”), the successor to PDC through amalgamation, was reassessed with respect to the same issue for the 1997 and 1998 taxation years. Ontario mining tax and related interest increased by approximately $16 million for these two taxation years. PDC and PDCLA paid all taxes and related interest up to and including the 1997 taxation year by December 31, 2002 and paid the 1998 reassessment liability early in January 2003. In the third quarter of 2003, PDCLA was reassessed with respect to the same issue for 1999. Ontario mining tax and related interest increased by approximately $20 million for the 1999 taxation year. The 1999 reassessment liability was paid in the fourth quarter of 2003. The Corporation filed an appeal of the decision to the Ontario Court of Appeal in 2003. On August 31, 2004, the Ontario Court of Appeal ruled in Placer Dome’s favour in reversing the Ontario Superior Court decision. On April 21, 2005 the Supreme Court of Canada granted leave for the Ontario Ministry of Finance to appeal the Ontario Court of Appeal’s decision. A court date for the appeal has

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been set for November 17, 2005. In the second quarter of 2005, PDCLA was reassessed with respect to the same issue for the 2000 and 2001 taxation years. Management is of the view that Placer Dome will ultimately prevail; accordingly, Placer Dome has not recorded a liability for this contingency. Placer Dome also expects to be reimbursed for previously made cash payments totalling $66 million plus interest thereon. The 2000 and 2001 reassessments totalling $23 million were paid in July 2005, and based on the above ruling, there was no income statement impact and a receivable, included in the above $66 million, was set up for the same amount.

(c)     Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. Placer Dome has been served with a copy of the Complaint in Vancouver, Canada and is reviewing it with legal advisers. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the health of people living in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation. Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper Mining Corporation until the divestiture of its shareholding in 1997. According to the Complaint, the Province seeks an unspecified amount of damages (including exemplary damages, interest and attorneys’ fees) and orders from the District Court requiring Placer Dome to complete an environmental clean-up of the impacted lands and water systems (including the reintroduction of harmed species into the restored environment), repair the deteriorating Marcopper mine structures and create and fund environmental and medical monitoring funds. The company will challenge the Complaint on various grounds and otherwise vigorously defend the litigation.

(d)    During the second quarter of 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. Compania Minera Mantos de Oro, the operator of La Coipa mine, has opted out of its DL600 tax stability clause and intends to apply for an invariable tax rate of 4% for a period of 12 years. Compania Minera Zaldivar, the owner of the Zaldivar mine, continues to operate under its DL600 tax stability agreement. As such, the new mining tax will not apply to Zaldivar unless Placer Dome elects to opt out of the DL600 tax stability clause. In that case, Placer Dome would apply before November 30, 2005 for an invariable tax rate of 4% for a period of 12 years. The final regulations relating to the new mining tax have yet to be issued. Aside from knowing that tax rates will increase, Placer Dome cannot determine the exact impact of the change at this time.

(e)     The 2005 British Columbia budget proposed a reduction of 1.5% in the corporate income tax rate. The change is expected to be enacted in the fourth quarter of 2005. Should the change be enacted, the estimated income tax impact to Placer Dome would be a charge to deferred income tax expense of approximately $9 million and an equivalent reduction in the deferred tax asset.

(f)     Since 1992, Placer Dome U.S. Inc. (“PDUS”) and the Nevada joint venture it manages, Cortez Gold Mines (“Cortez”) have been involved in litigation with ECM, Inc. (“ECM.”). ECM claims that PDUS/Cortez acted improperly in 1991 when they kept confidential the results of a discovery hole drilled on PDUS/Cortez’ holdings in Lander County, Nevada and the implications of that hole to surrounding lands during negotiations for a lease of mining claims held by ECM in the vicinity of the discovery hole. ECM claims that by virtue of PDUS/Cortez’s non-disclosure of the discovery hole, ECM was induced to lease its property to PDUS/Cortez in exchange for less favourable royalties than ECM contends it would have obtained had the disclosure been made.

After three summary judgments and a jury verdict in favour of PDUS/Cortez and appeals from each of those judgments, ECM had one remaining claim for relief. That claim was based on a real property covenant which ECM says obligated PDUS/Cortez to reveal all reports and data it had that might, even indirectly, affect the value of ECM’s mining claims in the vicinity of the discovery hole, including data and reports based on data obtained from PDUS/Cortez lands in the area. In March 2003, the federal District Court in Reno granted PDUS/Cortez’s motion for summary judgment on that remaining claim for relief. Thereafter, ECM appealed the summary judgment to the U.S. Court of Appeals for the Ninth Circuit, in San Francisco. In September of this year the U.S. Court of Appeals affirmed the judgment of the District Court, thereby dismissing ECM’s one remaining claim for relief.

(g)    In addition to the above, reference is made to note 18 to the Consolidated Financial Statements included in the Annual Report and Annual Information Form / Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated. Management believes that any liability that may ultimately result from the resolution of these matters in excess of amounts provided will not have a material adverse effect on Placer Dome’s financial position or results of operations.

9.    Stock-based Compensation

Placer Dome follows the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, Placer Dome’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	September 30
	Third quarter		Nine months
	2005	2004	2005	2004
Net earnings – as reported	$ 34	$ 148	$ 58	$ 245
Net earnings – proforma	30	145	46	237
Net earnings per share – as reported	0.08	0.36	0.13	0.59
Net earnings per share – proforma	0.07	0.35	0.11	0.57

Placer Dome has three share option plans under which common shares are reserved for issuance to employees and directors. At September 30, 2005, there were 9.6 million vested and 4.6 million unvested stock options outstanding.

10.  Pension Plans

Pension expenses are comprised of:

	September 30
	Third quarter		Nine months
	2004	2005	2005	2004
Defined benefit plans:
Service costs (benefits earned during the period)	$ 2	$ 1	$ 5	$4
Interest costs on projected benefit obligations	3	2	8	7
Expected return on plan assets	(1)	(2)	(3)	(6)
Amortization of experience (gains) losses	1	1	2	2
Total defined benefit plans	5	2	12	7
Defined contribution plans	1	1	3	4
Total pension expense	6	3	15	11

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